UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Japan Senior Living Toshi Hojin
(Name of Subject Company)

Japan Senior Living Investment Corporation
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

Kenedix Residential Investment Corporation
(Name of Person(s) Furnishing Form)

Investment Unit
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Isaharu Kikushima General Manager of Planning and Administration Department Japan Senior Living Partners, Inc. 2-2-9 Shimbashi Minato-ku, Tokyo, Japan (Telephone +81-3-6206-6470)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) See Exhibit Index.

(b) Not applicable.

Item 2. Informational Legends

Included in the documents attached hereto as Exhibit 1, Exhibit 2, Exhibit 3 and Exhibit 4.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on November 13, 2017.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1	Notice of Conclusion of Merger Agreement Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation

2
Notice Concerning Earnings Forecasts for the Fiscal Period Ending July 31, 2018 and the Fiscal Period Ending January 31, 2019 After the Merger Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation

3	Notice Concerning Investment Unit Split

4	Presentation Material on Merger

 PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Keisuke Sato
(Signature)

Keisuke Sato Executive Director Kenedix Residential Investment Corporation
(Name and Title)

November 13, 2017
(Date)

EXHIBIT 1

Notice of Conclusion of Merger Agreement Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Translation of Japanese Original
November 10, 2017
To All Concerned Parties
REIT Issuer:
Kenedix Residential Investment Corporation Representative: Keisuke Sato, Executive Director
(Securities Code Number: 3278)
Asset Management Company:
Kenedix Real Estate Fund Management, Inc. Representative: Masahiko Tajima, President & CEO
Contact: Shin Yamamoto, Head of Planning Division, Residential REIT Department
TEL: +81-3-5623-8682

REIT Issuer:
Japan Senior Living Investment Corporation
Representative: Katsue Okuda, Executive Director
(Securities Code Number: 3460)
Asset Management Company:
Japan Senior Living Partners, Inc.
Representative: Takashi Fujimura, CEO & President
Contact: Isaharu Kikushima, General Manager of Planning and Administration Department
TEL: +81-3-6206-6460

Notice of Conclusion of Merger Agreement Between
Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation

We hereby announce that Kenedix Residential Investment Corporation (“KDR”) and Japan Senior Living Investment Corporation (“JSL,” collectively with KDR, the “Two Investment Corporations”) respectively have determined at each of the Board of Directors’ meetings held on this day, to execute an absorption-type merger (the “Merger”) effective March 1, 2018, whereby KDR will be the surviving corporation and JSL the dissolving corporation, and that we have entered into an absorption-type merger agreement (the “Merger Agreement”) dated today.

1.	Purpose of the Merger

The Japanese economy is continuing its gradual recovery with improvement seen in employment, income and other areas, and it is expected that this trend will continue. Nevertheless, many factors, including the future course of the Bank of Japan’s policy of quantitative and qualitative monetary easing, accompanied by negative interest rates and questions about the momentum of the recovery in the economy and prices, concerns about the future policies and courses of action by the new administration in Washington, geopolitical risks, uncertainties about U.S. interest rate hikes and other global economic factors, as well as volatility in the financial markets, create an environment where caution is required. In this present environment, against the backdrop of the availability of financing as a result of monetary easing, we continue to see active investment activity in the real estate markets on the part of both Japanese and overseas investors. With respect to the J-REIT market, although J-REIT companies are showing strong performance, due to the impact of external influences such as the outflow of cash from monthly distribution-type investment funds, the Tokyo Stock Exchange REIT Index has been weak. In these circumstances, competition for the acquisition of properties has intensified due to the changes in supply and demand conditions in the real estate dealings market, and to choose effective countermeasures for further growth has been becoming necessary to ensure competitiveness and differentiation of a REIT.

In April 2012, KDR was listed as an investment corporation on the real estate investment trust market of the Tokyo Stock Exchange’ (“TSE”) with the objective of “realizing stable rental revenues and steady growth in asset size” by investing in mainly real estate-related assets consisting primarily of rental housing and other residential properties. Since its listing, KDR has outsourced asset management to Kenedix Real Estate Fund Management, Inc. (KFM), a company formed with Kenedix, Inc. (“Kenedix”) personnel, which adheres to Kenedix’s core philosophy of providing, as an independent real estate management company, management services from the perspective of real estate investors, and has conducted its investments and operations on the basis of the three fundamental strategies of “consistent external growth by making good use of judgment”, “efficient profit management”, and the “challenge of new initiatives”.

Recently, taking into account the increasing social need for facilities providing short-term accommodations for the growing number of foreign visitors to Japan, in March 2017, KDR partially revised its Articles of Incorporation so as to make possible investment in accommodations (hotels, etc.) as a secondary investment target, in addition to its primary investment target of rental housing, in order to seize new opportunities for growth. At the current time, KDR manages a portfolio comprised primarily of a total of 115 properties (total acquisition price of 164,169 million yen) and has a total number of investment units outstanding of 349,089.

JSL was listed on the real estate investment trust market of the Tokyo Stock Exchange in July 2015 as an investment corporation investing in fee-based homes for the elderly, serviced housing for the elderly and other senior living facilities, as well as investing in hospitals, clinics, medical malls, intermediate nursing homes and other medical facilities. JSL’s investment philosophy is that of contributing to society as a bridge between the capital markets and the healthcare industry, supporting healthcare industry growth in various ways, and seeking to maximize the satisfaction of the users, operators and unitholders who are all JSL stakeholders. With sponsors Kenedix, Shinsei Bank, Limited, HASEKO Corporation, Mitsubishi UFJ Trust and Banking Corporation, LIXIL Group Corporation and SOMPO Holdings, Inc. having proven track records in providing every type of service, from investments and financing to operations, to healthcare facilities and in particular to senior living facilities, JSL has striven to maximize unitholder value through the creation of a portfolio centered on healthcare facilities, essential elements in the social infrastructure, and stable operation. JSL currently manages a portfolio consisting primarily of 14 properties having a total acquisition price of 27,965 million yen and has issued a total of 84,750 investment units.
The Two Investment Corporations have each implemented policies aimed at ensuring stable revenue streams and a scaling up of their asset portfolios over the medium- to long-term by taking advantage of their respective strengths. Whereas KDR has built a stable portfolio focused on rental housing exceeding 160 billion yen in terms of total acquisition price and has achieved a steady increase of cash distributions, it nevertheless believes that an unavoidable slowdown in external growth resulting from changes in supply and demand conditions in the rental housing investment marketplace such as decreasing opportunities for acquisition of prime properties caused by intensified competition in the long-standing low interest rate environment is the issue presently confronting investment corporations. For its part, JSL has continued to enhance its specialist expertise and track record of performance in the growth market represented by healthcare assets, but nevertheless believes that “the stagnation in its investment unit price owing to the modest small total asset size and the loss of external growth opportunities stemming therefrom as well as a low level of recognition among investors due to investment in healthcare assets still being at the early stages” are the challenges it currently faces as an investment corporation. In this environment, KDR has acquired properties through the creation of specially structured bridge funds and has taken initiatives aimed at securing external growth opportunities by expanding its investment domain to include the accommodations sector (hotels, etc.), and JSL, for its part, while conducting steady property management to achieve continuous stable cash distributions, has also undertaken proactive IR initiatives aimed at the expansion of the healthcare assets investment market. Nevertheless, due to the impact of external influences such as timing of the listing, it was not enough to recover the price of investment unit; we acknowledged the urgent need to implement drastic solutions and explored such measures to gain good standing in the market and to increase the price of our investment unit. While the Two Investment Corporations have continued to follow through with their respective individual initiatives, they have also come to the realization that, based on an awareness of the close affinity between their respective portfolios of investment assets in that both can be characterized as “spaces where people live and stay,” by combining their respective strengths and specialties through a merger and confronting as one the respective challenges they face, the Two Investment Corporations would be better positioned to ensure further growth and maximize value for their unitholders, and accordingly, discussion between the Two Investment Corporations has commenced and have reviewed over an extended period the potential merits of a merger.
Through the Merger, it is envisioned that KDR will benefit from (1) an increase in total asset size and an increase in market capitalization, (2) greater stability resulting from asset type diversification as well as an acceleration of external growth resulting from a greater range of investment targets, (3) improved flexibility in financial strategy due to a lower LTV and (4) an assumption of a healthcare assets management platform, while on the other hand, JSL will benefit from (1) an increase in total asset size which will improve liquidity in capital market and risk diversification enhancing income stability, (2) an increase in asset acquisition opportunities through secured financing capacity, (3) the constructive succession of its investment philosophy and knowhow of a healthcare-focused REIT and (4) further enhancement of healthcare asset management capabilities by joining the “experience and knowhow” of KFM with the “specialist expertise” of Japan Senior Living Partners, Inc. (“JSLP,” collectively with KFM the “Two Asset Management Companies”). On the basis of the above, the Two Investment Corporations reached the conclusion that the Merger was the best strategy for achieving steady growth of assets under management, medium- and long-term stability of rental income and maximization of unitholder value and, accordingly, today concluded the Merger Agreement.

The Two Investment Corporations believe that, as a result of the Merger, they will achieve the benefits of (i) an increase in liquidity resulting from greater asset scale and market capitalization that will enable them to capture more growth opportunities, (ii) greater earnings stability stemming from asset type diversification and enhanced ability to pursue external growth and (iii) improvement in asset management efficiency together with enhanced financial health, and further believe that the potential to reap these benefits constitutes the major significance of the Merger.

The asset size of KDR following the Merger (the total calculated on the basis of total acquisition prices of KDR’s assets as of November 10, 2017, plus the price at which KDR is expected to succeed to JSL’s assets) is projected to reach approximately 193.1 billion yen, which represents a major step forward toward the growth milestone of 200 billion yen. Following the Merger, KDR will evolve into a new investment corporation pursuing stable revenue and sustained growth through wide-ranging investment spanning the “spaces where people live and stay,” extending from residential facilities to healthcare, and accommodation facilities aiming to maximize more than ever before the potential of Kenedix’s knowhow in real estate investment management and continuing its “flexible” and “dynamic” real estate investment management.

2.	Overview of the Merger

(1)	Schedule for the Merger

KDR
Board of Directors’ meeting to approve the Merger Agreement Date of conclusion of the Merger Agreement	November 10, 2017
Date of announcing the record date for General Unitholders’ Meeting	November 14, 2017 (scheduled)
Record date for General Unitholders’ Meeting	November 30, 2017 (scheduled)
Date of General Unitholders’ Meeting	January 25, 2018 (scheduled)
Record date for splitting the investment units	February 28, 2018 (scheduled)
Effective date for splitting the investment units Effective date of the Merger	March 1, 2018 (scheduled)
Registration date of the Merger	Early March 2018 (scheduled)
Note 1:
Pursuant to Paragraph 2 of Article 149-7 of the Act Concerning Investment Trusts and Investment Corporations (Act No. 198 of 1951, including subsequent amendments thereto, hereinafter referred to as the “Investment Trust Act”), KDR plans to implement the Merger without obtaining the approval of the general unitholders’ meeting in accordance with the provisions of Paragraph 1 of the abovementioned article.

Note 2:
With February 28, 2018 as the record date for splitting the investment units and March 1, 2018 as the effective date for splitting the investment units, KDR plans to split one investment unit into two investment units (hereinafter referred to as the “Investment Unit Split”). See (3) Note 2 below for further detail.

JSL
Board of Directors’ meeting to approve the Merger Agreement Date of conclusion of the Merger Agreement	November 10, 2017
Date of announcing the record date of General Unitholders’ Meeting	November 14, 2017 (scheduled)
Record date for General Unitholders’ Meeting	November 30, 2017 (scheduled)
Date of General Unitholders’ Meeting	January 25, 2018 (scheduled)
Date of delisting	February 26, 2018 (scheduled)
Effective date of the Merger	March 1, 2018 (scheduled)
Registration date of the Merger	Early March 2018 (scheduled)

(2)	Form of the Merger

KDR will be the surviving corporation under an absorption-type merger and JSL will be dissolved in the Merger.

(3)	Allocation of Units Under the Merger
	KDR (Surviving corporation in the absorption-type merger)	JSL (Dissolving corporation in the absorption-type merger)
Allocation of units under the Merge	1	1
		(Reference: prior to taking into consideration the Investment Unit Split 0.5
Note 1:	The number of new KDR investment units to be issued as a result of the Merger (the number of investment units after the Investment Unit Split): 84,750 common investment units
Note 2:
With February 28, 2018 as the record date for splitting the investment units and March 1, 2018 as the Effective date for splitting the investment units, KDR plans to split one investment unit into two investment units; the allocation ratio shown above and the number of new investment units KDR will allocate and deliver are subject to the Investment Unit Split taking effect. The merger ratio prior to taking into consideration the Investment Unit Split is 0.5 JSL investment units to 1 KDR investment unit; however, if based on the ratio of 0.5 KDR investment units being allocated for each JSL investment unit, this would result in many JSL unitholders being allocated a fraction of less than one KDR investment unit. Accordingly, in order to make it possible for JSL unitholders to continue holding KDR investment units following the Merger, with the aim of ensuring that at least one KDR investment unit will be allocated to every JSL unitholder, in advance of the effective date of the Merger, the Investment Unit Split will be executed in the ratio of one KDR investment unit into two KDR investment units and one post-Investment Unit Split KDR investment units will be allocated and delivered for each JSL investment unit. For further details concerning the Investment Unit Split, please refer to the “Notice Concerning Investment Unit Split” released today by KDR.

Note 3:
Apart from the abovementioned investment units, KDR intends to pay JSL unitholders (the unitholders stated or recorded in the final unitholders register on the day prior to the effective date of the Merger (excluding the JSL unitholders who demanded the purchase of their investment units pursuant to the provisions of Article 149-3 of the Investment Trust Act, hereinafter referred to as the “Unitholders Subject to Allocation”)), in lieu of the cash distributions pertaining to JSL’s fiscal period from September 1, 2017 to February 28, 2018, a merger grant corresponding to the cash distributions based on JSL’s distributable income for that same period (an amount (dropping any fractions of a yen) which is the quotient resulting from dividing the amount of JSL’s distributable income on the date prior to the effective date of the Merger by the number of issued JSL investment units on that date, reduced by the number of investment units held by unitholders other than the Unitholders Subject to Allocation). Details will be notified as soon as they are finalized.

(4)	Changes to the Articles of Incorporation of the Surviving Corporation

As result of the Merger, KDR, while continuing to principally invest in residential facilities, will transform into a diversified REIT investing also in healthcare facilities (including hospitals and other medical facilities) and accommodation facilities; accordingly, KDR plans to submit a resolution at the Fifth General Unitholders’ Meeting scheduled to take place on January 25, 2018, subject to the completion of the Merger, to change its corporate name to “Kenedix Residential Next Investment Corporation”, and in addition to revise its Articles of Incorporation to the effect of making partial changes to its investment policy and investment targets ( “Changes to the Articles of Incorporation “). Please refer to Attachment 1 for further detail on the Changes to the Articles of Incorporation.
KDR will file a notification pursuant to Article 191 of the Investment Trust Act promptly upon the Changes to the Articles of Incorporation going into effect.

(5)	Conditions to the Merger

The Merger will take effect subject to all of the following conditions precedent being satisfied as of the date prior to the effective date of the Merger: (1) that the approvals by the general unitholders’ meetings of the Two Investment Corporations, the procedures in accordance with other relevant laws and regulations, and the receipt of approvals and authorizations considered necessary for the implementation of the matters planned in regard to or related to the Merger have been completed, and the persons approved at a General Unitholders’ Meeting of KDR to be selected as directors of KDR, subject to the Merger taking effect, have not stepped down as a directors of JSL, and no event has occurred to prevent those persons from becoming directors of KDR on the effective date of the Merger, (2) that there are no breaches of agreements, violations of financial covenants or overdue payments of monetary liabilities (including taxes and public charges) by either of the Two Investment Corporations (excluding, however, any minor items), (3) that there has been no occurrence of an event of acceleration, suspension of payment or inability to pay debts by either of the Two Investment Corporations, (4) that consents have been received in advance from all financial institutions lending to either KDR or JSL covering the basic terms and conditions of loans following the implementation and effectiveness of the Merger, and those consents have not been rescinded, (5) that in regard to the Merger, the Two Investment Corporations have respectively confirmed to a reasonable extent that neither is required, under the Securities Act of the United States, to file a registration statement on Form F-4, (6) that no petition for commencement of bankruptcy proceedings, commencement of civil rehabilitation proceedings or commencement of other similar legal insolvency proceedings has been filed against either KDR or JSL, (7) that no revocation of registrations, suspension of all or part of operations or other administrative disposition which could cause serious impediment to or have a serious adverse impact on the Merger has been taken by a supervisory government agency against either of the Two Investment Corporations or either of the Two Asset Management Companies and (8) that each of the written agreements concerning the assumption, etc. by KDR and KFM of the positions of JSL and JSLP under the sponsor support agreements concluded by the Two Investment Corporations and the Two Asset Management Companies with each of Shinsei Bank, Limited, HASEKO Corporation, LIXIL Group Corporation and Mitsubishi UFJ Trust and Banking Corporation (individually or collectively, the “Healthcare Facilities Support Company(ies)) are lawful and valid, and none of those agreements has been cancelled or terminated for reasons other than cancellation. (Refer to 5. (6) below for more detail.)
If on the date prior to the effective date of the Merger all or part of any of the above conditions is not satisfied or if it has become clear by the date prior to the effective date of the Merger that any of the above conditions will not be satisfied, KDR or JSL may cancel the Merger Agreement by giving notice in writing to the other party prior to the effective date; provided, however, that this does not apply in the event a condition precedent cannot be satisfied due to a cause attributable to itself or its asset management company.

3.	Basis for Calculation of the Allocation of Investment Units under the Merger

(1)	Basis for Calculation

KDR has appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) and JSL has appointed Nomura Securities Co., Ltd. (“Nomura Securities”), respectively, as their financial advisors for the Merger, and in order to ensure the fairness of the calculation of the merger ratio for the Merger, they have requested that their respective financial advisor conduct financial analyses of the merger ratio for the Merger.
The summary of the analyses respectively conducted by SMBC Nikko Securities and Nomura Securities reflects figures prior to taking into consideration the Investment Unit Split, by KDR, of one investment unit into two investment units as mentioned above in “2. Overview of the Merger (3) Allocation of Units Under the Merger”.
SMBC Nikko Securities, in order to analyze the investment units of the Two Investment Corporations from multiple perspectives, conducted analyses of the investment units of the Two Investment Corporations by adopting the investment unit price analysis for the purpose of reflecting the securities market prices into the financial analysis, as investment units of the Two Investment Corporations are listed on the TSE; the dividend discount model (“DDM”) for the purpose of reflecting theoretical dividends which unitholders of the Two Investment Corporations would receive in the future; and the adjusted net asset value approach for the purpose of reflecting unrealized gains and losses of real estate held by the Two Investment Corporations into the financial analysis. A summary of the SMBC Nikko Securities’ analyses is shown below.

Method of Analysis	Range of Merger Ratios
Market investment unit price analysis	0.48 – 0.49
DDM	0.37 – 0.55
Adjusted net asset value approach	0.61

Taking into account recent market conditions for the investment units of the Two Investment Corporations, for their market investment unit prices, SMBC Nikko Securities used the average closing investment unit prices for the one-month and three-month periods preceding the base date, which was set as November 9, 2017.
The analysis of the merger ratio by SMBC Nikko Securities is also based on certain other assumptions apart from what is indicated above. For further details on the additional explanation regarding assumptions and disclaimers, refer to Note 1 at the end of this press release.
The distribution plans from the Two Investment Corporations used by SMBC Nikko Securities as the basis for the DDM did not include any fiscal periods in which significant changes in distributions were projected.

Because the investment units of the Two Investment Corporations are listed on the Tokyo Stock Exchange, and there is a market price for the units, Nomura Securities used market investment unit price analysis; because there are multiple companies comparable to the Two Investment Corporations and an analogical estimate based on a comparable investment corporations is possible, it also adopted a comparable investment corporation analysis; in order to reflect the state of future business operations in the analyses, it used discounted cash flow analysis (“DCF Analysis”), and in order to also reflect in its estimations the amount of the impact on net assets of fair value and realizable value, it also used the adjusted net asset value approach. A summary of Nomura Securities’ analyses is shown below. The range of values of merger ratios shown indicates the range of estimates for JSL when the value for one KDR investment unit is assumed to be 1.

Method of Analysis	Range of Merger Ratios
Average market investment unit price analysis	0.48 – 0.50
Comparable investment corporation analysis	0.39 – 0.64
DCF analysis	0.47 – 0.53
Adjusted net asset value approach	0.67

In its average market investment unit price analysis, Nomura Securities used the simple arithmetic average of the closing prices on the analysis base date, which was established as November 9, 2017, for the five-working day period preceding the analysis base date, the one-month period preceding the analysis base date, the three-month period preceding the analysis base date and the six-month period preceding the analysis base date For further details on the additional explanation regarding assumptions and disclaimers in regard to Nomura Securities’ analysis, refer to Note 2 at the end of this press release.
In the future profit plans of the Two Investment Corporations which formed the bases for Nomura Securities’ DCF analysis, there were no fiscal periods in which a considerable increase or decrease in profits was projected.

(2)	Background to the Calculations

As a result of discussions and negotiations between the Two Investment Corporations over an extended period, taking comprehensively into consideration such factors as the financial performance and condition of the assets and liabilities of each, their future business prospects, the merits of the Merger and the results of the analyses performed by their respective financial advisors, etc., a conclusion was reached that the above merger ratios is appropriate.

(3)	Relationships with the Financial Advisors

Neither SMBC Nikko Securities nor Nomura Securities qualifies as a related party of the Two Investment Corporations, as defined in Article 67, Paragraph 4 of the Ordinance on Accounting at Investment Corporations (Cabinet Office Ordinance No. 47 of 2006, including subsequent amendments thereto) and do not have any material interests in the Merger that must be disclosed.

(4)	Prospects and Reasons for Delisting

The Merger is planned to be executed in the form of an absorption-type merger whereby KDR will be the surviving corporation and JSL will be dissolved in accordance with Article 143(iv) of the Investment Trust Act. The investment units issued by JSL are expected to be delisted on February 26, 2018, three business days prior to the effective date of the Merger, in accordance with the delisting criteria stipulated by the Tokyo Stock Exchange. As compensation for the Merger, each of JSL’s unitholders will be allocated new KDR investment units in accordance with the number of JSL investment units they held, thus becoming KDR unitholders, and because the KDR investment units are listed on the Tokyo Stock exchange, they will continue to have the opportunity to trade their investment units on the Tokyo Stock Exchange.

(5)	Measures to Ensure Fairness

i.	The propriety of the Merger and measures to ensure fairness in the process of consideration of the merger ratio

In the course of their consideration of the Merger, the Two Investment Corporations reported on a timely basis the status of the considerations to the Board of Directors of each of the investment corporations, with each board being composed of the respective investment corporation’s executive director and its two supervisory directors, whose independence from the asset management companies is ensured in terms of the Investment Trust Act, and all material matters of their consideration were deliberated on and approved by their respective Board of Directors.
In addition, as their respective legal advisors in the Merger, KDR appointed Anderson Mori & Tomotsune, and JSL appointed Mori Hamada & Matsumoto, and they each received advice concerning the methodology and process relating to the procedures and decision-making process for the Merger.

ii.	Measures to ensure fairness in the calculation of the merger ratio

As discussed in (1) through (3) above, KDR, in order to ensure the fairness of the Merger, selected SMBC Nikko Securities as an independent financial advisor for the benefit of its unitholders and received a report on the results of the analyses and obtained a written merger ratio calculation report providing an analysis of the merger ratio from a financial perspective.
On the basis of the foregoing, KDR’s Board of Directors concluded that sufficient steps had been taken to ensure the fairness of the Merger.
JSL, for its part, in order to ensure the fairness of the Merger, obtained from Nomura Securities, as an independent financial advisor for the benefit of its unitholders, a written merger ratio report providing analyses based on certain assumptions of the merger ratio from a financial perspective.
On the basis of the foregoing, JSL’s Board of Directors concluded that sufficient steps had been taken to ensure the fairness of the Merger.
The Two Investment Corporations have not, however, obtained written opinions (so-called “fairness opinions”) from their respective financial advisors to the effect that the merger ratio is reasonable from a financial perspective for their respective unit holders.

4.	Outline of the Parties to the Merger

		Surviving Corporation in the Merger	Dissolving Corporation in the Merger
(1)	Name	Kenedix Residential Investment Corporation	Japan Senior Living Investment Corporation
(2)	Address of headquarters	6-5 Nihombashi Kabutocho, Chuo- ku, Tokyo	2-2-9 Shimbashi, Minato-ku, Tokyo
(3)	Executive director	Keisuke Sato	Katsue Okuda
(4)	Total capital	80,132 million yen	15,531 million yen
(5)	Date of incorporation	November 15, 2011	May 12, 2015
(6)	Total number of investment units issued (Note)	349,089	84,750
(7)	Fiscal period	End of January and July	End of February and August

		Surviving Corporation in the Merger		Dissolving Corporation in the Merger
(8)	Main assets under management	Real estate and real estate trust beneficiary interests		Real estate and real estate trust beneficiary interests
(9)	Number of properties (Note)	Rental housing Rental housing with facilities operators Other	109 3 1	Fee-based homes for the elderly Serviced housing for the elderly	13 1
(10)	Carrying value at the end of the fiscal period(Note)	Rental housing Rental housing with facility operators Other	151,453 mil. yen 2,910 mil. yen 1,798 mil. yen	Fee-based homes for the elderly 27,350 mil. yen Serviced housing for the elderly 1,414 mil. yen
(11)	Main banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.		Shinsei Bank, Limited Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(12)	Major unitholders and ratio of investment units held (Note)	Japan Trustee Services Bank, Ltd. (trust account)	31.99％	THE BANK OF NEW YORK MELLON SA/NV 10	6.96％
		The Master Trust Bank of Japan, Ltd. (trust account)	8.37％	Trust & Custody Services Bank, Ltd. (securities investment trust account)	6.81％
		NOMURA BANK (LUXEMBOURG) S.A.	7.88％	Japan Trustee Services Bank, Ltd. (trust account)	6.58％
		Trust & Custody Services Bank, Ltd. (securities investment trust account)	7.74％	The Master Trust Bank of Japan, Ltd. (trust account)	4.58％
		The Nomura Trust and Banking Co., Ltd.	3.99％	BNP PARIBAS SECURITIES SERVICES LUXEMBOURG/ JASDEC /HENDERSON HHF SICAV	3.52％

(13)	Operating results for the last three fiscal periods
(Unit: millions of yen unless otherwise noted; values less than one unit are dropped)
Fiscal period	Kenedix Residential Investment Corporation			Japan Senior Living Investment Corporation
	July 2016	January 2017	July 2017	August 2016	February 2017	August 2017
Operating revenues	5,333	5,468	5,574	980	988	989
Operating income	2,723	2,838	2,833	375	374	374
Ordinary income	2,193	2,311	2,316	303	303	307
Net income	2,192	2,310	2,315	302	301	306
Net income per unit (yen)	6,279	6,617	6,632	3,572	3,560	3,620
Distributions per unit (yen))	6,360	6,533	6,633	3,573	3,561	3,620
Net assets per unit (yen)	235,943	236,478	236,498	186,838	186,826	186,885
Net assets	82,365	82,552	82,559	15,834	15,833	15,838
Total assets	159,948	167,276	167,316	35,398	35,491	35,333
(14)	Asset management company	Kenedix Real Estate Fund Management, Inc.	Japan Senior Living Partners, Inc.
(15)	Address of asset management company	2-1-6 Uchisaiwai-cho, Chiyoda-ku, Tokyo	2-2-9 Shimbashi, Minato-ku, Tokyo
(16)	Name and title of representative of asset management company	Masahiko Tajima, President & CEO	Takashi Fujimura, CEO & President
(17)	Relationships between the parties
	Capital relationship	There are no capital relationships between the parties to the Merger and between the Two Asset Management Companies and among their related persons and related companies that need to be noted.
Personnel relationship
One supervisory director of KFM also serves as a supervisory director of JSL. There are no other personnel relationships between the parties to the Merger and between the Two Asset Management Companies and among their related persons and their related companies that need to be noted.

	Business relationship	There are no business relationships between the parties to the Merger and between the Two Asset Management Companies and among their related persons and their related companies that need to be noted.
Status as a related party
The parties to the Merger do not fall under related parties. The Two Asset Management Companies are both subsidiaries of Kenedix and by reason of having the same parent company, fall under related parties.

Note:	The figures shown for KDR are as of July 31, 2017 and those for JSL as of August 31, 2017. The “ratio of investment units held” is shown to the second decimal place.

5.	Post-Merger Status

(1)	The Surviving Corporation

Surviving Corporation in the Merger
(1)	Name	Kenedix Residential Next Investment Corporation (scheduled) (Note 1) (Currently: Kenedix Residential Investment Corporation)
(2)	Address of headquarters	2-1-6 Uchisaiwai-cho, Chiyoda-ku, Tokyo (scheduled) (Note 2) (Currently: 6-5 Nihombashi Kabutocho, Chuo-ku, Tokyo
(3)	Executive director	Keisuke Sato Katsue Okuda (scheduled) (Note 3)
(4)	Total capital	Currently undetermined; to be notified as soon as determined.
(5)	Fiscal period	End of January and July

(6)	Net assets	Undetermined (At present not finalized)
(7)	Total assets	Undetermined (At present not finalized)
(8)	Asset management company	Kenedix Real Estate Fund Management, Inc.
(9)	Address of asset management company	2-1-6 Uchisaiwai-cho, Chiyoda-ku, Tokyo
(10)	Name and title of representative of asset management company	Masahiko Tajima, President & CEO
Note 1:
Subject to the Merger taking effect, KDR plans to change its name and the investment targets and policies, and plans to make proposals regarding such amendments to the Articles of Incorporation at the Fifth General Unitholders’ Meeting to be convened on January 25, 2018. Please refer to the Attachment 1for the details of the amendments to the Articles of Incorporation.

Note 2:	KDR plans to submit a resolution at its Fifth General Unitholders’ Meeting, which is scheduled to take place on January 25, 2018, to change the location of its headquarters.
Note 3:
Subject to the Merger taking effect, on the date of the effective date of the Merger, KDR plans to appoint Ms. Katsue Okuda as an executive director and Mr. Soichiro Iwao as a new supervisory director and plans to submit a resolution for their appointment at its Fifth General Unitholders’ Meeting, which is scheduled to take place on January 25, 2018.

(2)	Major Unitholders and Ratio of Investment Units Held Before and After the Merger

Before the Merger
KDR (Note 1)		JSL (Note 2)
Japan Trustee Services Bank, Ltd. (trust account)	31.99％	THE BANK OF NEW YORK MELLON SA/NV 10	6.96％
The Master Trust Bank of Japan, Ltd. (trust account)	8.37％	Trust & Custody Services Bank, Ltd. (securities investment trust account)	6.81％
NOMURA BANK (LUXEMBOURG) S.A.	7.88％	Japan Trustee Services Bank, Ltd. (trust account)	6.58％
Trust & Custody Services Bank, Ltd. (securities investment trust account)	7.74％	The Master Trust Bank of Japan, Ltd. (trust account)	4.58％
The Nomura Trust and Banking Co., Ltd. (investment trust account)	3.99％	BNP PARIBAS SECURITIES SERVICES LUXEMBOURG/JASDEC /HENDERSON HHF SICAV	3.52％
Mizuho Trust & Banking Co., Ltd.	2.34％	The Nomura Trust and Banking Co., Ltd. (investment account)	2.99％
Kenedix, Inc.	2.09％	The Master Trust Bank of Japan, Ltd. (trust account)	2.30％
Mitsubishi UFJ Trust and Banking Corporation	1.68％	Japan Trustee Services Bank, Ltd. (trust account 9)	1.65％
STATE STREET BANK AND TRUST COMPANY 505012	1.59％	STATE STREET BANK AND TRUST COMPANY 505001	1.60％
DFA INTERNATIONAL REAL ESTATE SECURITIES PORTFOLIO	1.44％	STATE STREET BANK AND TRUST COMPANY 505224	1.51％

Post-Merger (simple total after taking into account the merger ratio) (Note 2)
Japan Trustee Services Bank, Ltd. (trust account)	29.24％
The Master Trust Bank of Japan, Ltd. (trust account)	7.96％
Trust & Custody Services Bank, Ltd. (securities investment trust account)	7.64％
NOMURA BANK (LUXEMBOURG) S.A.	7.12％

Post-Merger (simple total after taking into account the merger ratio) (Note 2)
The Nomura Trust and Banking Co., Ltd. (investment trust account)	3.88％
Kenedix, Inc.	2.11％
Mizuho Trust & Banking Co., Ltd.	2.09％
Mitsubishi UFJ Trust and Banking Corporation	1.50％
STATE STREET BANK AND TRUST COMPANY 505012	1.41％
DFA INTERNATIONAL REAL ESTATE SECURITIES PORTFOLIO	1.28％
Note 1:
Figures shown are based respectively on KDR’s unitholders register as of July 31, 2017 and JSL’s unitholders register as of August 31, 2017. Accordingly, the figures may not reflect the actual holdings of the unitholders. The ratios of investment units held are shown to the second decimal place.

Note 2:
The post-merger major unitholders and ratios of investment units held are calculated based on the investment units assuming it will be allotted in accordance with “2. Overview of the Merger; (3) Allocation of Units Under the Merger” above on the premise of the major unitholders’ unitholding ratios before the Merger above. The ratios of investment units held are shown to the second decimal place.

(3)	Management System for Healthcare Facilities

KFM plans to newly establish in its Residential REIT Department, which oversees its operations relating to the management of KDR’s assets, a Healthcare Investment Management Division (tentative name) as a specialized unit dedicated to investment and asset management for healthcare facilities, and by taking on staff from JSLP’s Investment Management Department, also plans to acquire their specialist expertise and experience. Details regarding the Healthcare Investment Management Division (tentative name) will be communicated when finalized.

(4)	Changes to Asset Management Agreements

After the Merger, KDR intends to continue outsourcing functions relating to the management of assets to KFM, to which it currently outsources asset management. JSL plans to cancel its asset management agreement with JSLP, subject to the Merger taking effect upon obtaining approval at its General Unitholders’ Meeting. In addition, in conjunction with the Merger, KDR expects to revise the asset management agreement it is currently entered into with KFM; relevant details will be communicated when finalized.

(5)	Changes to Investment Guidelines

KFM plans to revise its investment policy with respect to its guidelines pertaining to the management of KDR’s assets. Please refer to Attachment 2 for information on the nature of the currently planned changes to investment policy. The specific changes to the investment guidelines will be communicated when finalized.

(6)	Changes to Agreements with Sponsors, etc.

The Two Investment Corporations and the Two Asset Management Companies concluded agreements dated today regarding the assumption of position (the “Assumption of Position Agreements”) with each of the Healthcare Facilities Support Companies. Under the Assumption of Position Agreements, the positions of JSL and JSLP under the sponsor support agreements concluded by JSL and JSLP with each of the Healthcare Support Companies will be respectively assumed, subject to the Merger taking effect, by KDR and KFM on the effective date of the Merger. (In addition, certain changes to the nature of the support from the Healthcare Facilities Support Companies are also intended.)
KDR and KFM also executed an amended memorandum of understanding for partial changes dated today, subject to the Merger taking effect, to the Memorandum Concerning the Provision of Real Estate Information (sponsor support agreement) previously concluded with Kenedix to take effect on the effective date of the Merger. In conjunction therewith, JSL and JSLP executed a cancellation agreement dated today, subject to the Merger taking effect, for cancellation of the sponsor support agreement previously concluded with Kenedix, to take effect on the effective date of the Merger.

6.	Outline of Accounting Treatment

The purchase method will be used in the accounting treatment of the Merger, with KDR as the acquiring corporation and JSL as the acquired corporation, applying the Accounting Standards for Business Combinations (ASBJ Statement No. 21, revision dated November 18, 2014). Negative goodwill is expected to arise as a result of the Merger, but as of this time the amount is uncertain. The amount will be announced upon calculation.

7.	Future Outlook

Please refer to the “Notice Concerning Revisions of Earnings Forecast for the Fiscal Period Ending January 31, 2018”, released today by KDR, regarding the impact of the conclusion of the Merger Agreement on its business results for the fiscal period ending January 31, 2018 (from August 1, 2017 to January 31, 2018). In regard to the forecast of operating results following the Merger, please refer to “Notice Concerning Earnings Forecasts for the Fiscal Period Ending July 31, 2018 and the Fiscal Period Ending January 31, 2019 After the Merger Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation”, released today.

Note 1:
SMBC Nikko Securities did not independently assess or evaluate the assets and liabilities of the Two Investment Corporations nor make a detailed examination of the assets and liabilities in coordination with a certified public accountant or other professional. Neither did SMBC Nikko Securities obtain an independent evaluation, etc. of the assets or liabilities of the Two Investment Corporations from a third party. In conducting its analysis of the merger ratio, SMBC Nikko Securities used the financial information of the Two Investment Corporations and other investment corporations to which it could refer, market data, analysts’ reports and other publicly disclosed information and financial, economic and market indicators. SMBC Nikko Securities conducted its analysis on the premise that there was no undisclosed information that could have a material impact on its analysis of the merger ratio. Furthermore, in the preparing its analysis of the merger ratio, SMBC Nikko Securities assumed that all of the information and materials it relied on were accurate and complete and that the future business plans and financial forecasts of the Two Investment Corporations, included among the information and materials, were reasonably prepared on the basis of the best forecasts and judgment of the Two Investment Corporations possible at the time they were made; SMBC Nikko Securities did not independently check or verify the accuracy, reasonableness or feasibility, etc. of the information and materials.

Note 2:
In analyzing the merger ratio, Nomura Securities in general used information received from the Two Investment Corporations and publicly disclosed information, etc. and, on the premise that those materials and information were all accurate and complete, did not independently verify their accuracy or completeness. Nomura Securities also did not independently estimate, appraise or assess the assets and liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of the Two Investment Corporations nor did it request that any third party do so. In addition, Nomura Securities assumed that the financial forecasts (including profit plans and other information) provided by the Two Investment Corporations were reasonably prepared by their respective managements on the basis of the best estimates and judgments that could be made at the time.

Disclaimer Regarding Forward-Looking Statements
This press release includes forecasts, targets, plans, strategies and other forward-looking statements regarding the Two Investment Companies. These forward-looking statements are based on the current assumptions and beliefs of the Two Investment Corporations based on the information currently available to them, but in light of possible changes due to uncertainties in those assumptions and beliefs and future changes in business operations and internal and external conditions, actual future performance or events regarding KDR or JSL may be significantly different. These forward-looking statements are indicated by such phrases as “believe,” “expect,” “estimate,” “plan,” “aim,” “should be,” “intend,” “forecast” “future” and other similar expressions, or are particularly seen in the form of explanations concerning “strategy,” “targets,” “plans,” “intentions” and the like. Due to many factors, it is possible that actual future results may differ significantly from the “forward-looking statements” contained in this press release. Such factors include, but are not limited to (i) the Two Investment Corporations being unable to reach agreement about all or a portion of the terms and conditions of the Merger, (ii) approvals of general unitholders’ meetings required for the Merger not being obtainable, (iii) regulatory or other conditions considered requisite for completion of the Merger not being fulfilled, (iv) the effect of changes in in the legal system or to accounting standards or other changes in the business environment relating to the parties to the Merger, (v) issues in terms of the implementation of business strategies, (vi) the effect of monetary instability or other changes in general economic or industry conditions and (vii) other risks in regard to the completion of the merger.

*
The original Japanese version of this material is released today to the Kabuto Club (the press club of the Tokyo Stock Exchange) and the Ministry of Land, Infrastructure and Tourism Press Club and the Ministry of Land, Infrastructure and Tourism Press Club for Publications in the Construction Industry

*	Website URLs of the Two Investment Corporations
Kenedix Residential Investment Corporation          http://www.kdr-reit.com/
Japan Senior Living Investment Corporation          http://www.jsl-reit.com/

[Provisional Translation Only]
English translation of the original Japanese document is provided solely for information purposes. Should there be any discrepancies between this translation and the Japanese original, the latter shall prevail.

Attachment 1 (Proposed Changes to the Articles of Incorporation)

Proposed Changes to the Articles of Incorporation

(Proposed changes are underlined.)
Current Articles of Incorporation	Proposed Changes
Article 1 (Corporate Name)	Article 1 (Corporate Name)
The Investment Corporation will be called Kenedix Residential Investment Corporation, expressed in English as Kenedix Residential Investment Corporation.	The Investment Corporation will be called Kenedix Residential Next Investment Corporation, expressed in English as Kenedix Residential Next Investment Corporation.

Article 3 (Location of Head Office)	Article 3 (Location of Head Office)
The Investment Corporation will have its head office in Chuo-ku, Tokyo.	The Investment Corporation will have its head office in Chiyoda-ku, Tokyo.

Article 5 (Total Number of Authorized Investment Units)	Article 5 (Total Number of Authorized Investment Units)
1. The total number of investment units which the Investment Corporation is authorized to issue will be five million (5,000,000) units.	1. The total number of investment units which the Investment Corporation is authorized to issue will be ten million (10,000,000) units.
2. – 3. (Text omitted)	2. – 3. (Unchanged)

Article 28 (Standards of Compensation for Financial Auditor)	Article 28 (Standards of Compensation for Financial Auditor)
The compensation of the financial auditor for each fiscal period audited will be a maximum of 12 million (12,000,000) yen, and the amount as determined by the Board of Directors for a particular fiscal period will be paid within one month from receipt of all audit reports required under the Investment Trust Act and other laws and regulations.

The compensation of the financial auditor for each fiscal period audited will be a maximum of 15 million (15,000,000) yen, and the amount as determined by the Board of Directors for a particular fiscal period will be paid by the last day of the month following the month of the receipt of all audit reports required under the Investment Trust Act and other laws and regulations.

Article 30 (Investment Posture)	Article 30 (Investment Posture)

Current Articles of Incorporation	Proposed Changes
1.   The real estate-related assets (as defined in Article 31, paragraph 4, and the same applying hereinafter) in which the Investment Corporation will primarily invest will be real estate constituting the underlying substance of real estate-related assets or real estate-related assets where the main use of the underlying real estate is as a residential facility; provided, however, that the Investment Corporation may also invest in real estate constituting the underlying substance of a real estate-related asset or in real estate-related assets where the main use of the underlying real estate is as an accommodation facility (hotels, etc.).

1.   The real estate-related assets (as defined in Article 31, paragraph 4, and the same applying hereinafter) in which the Investment Corporation will primarily invest will be the real estate constituting the underlying substance of a real estate-related asset or real estate-related assets where the main use of the underlying real estate is as (i) residential facilities, (ii) healthcare facilities (including hospitals and other medical facilities) or (iii) accommodation facilities.

2.   The Investment Corporation’s primary target investment area will be the Tokyo economic region (meaning the principal cities of the Tokyo Metropolitan Area, Kanagawa Prefecture, Saitama Prefecture and Chiba Prefecture) and regional economic regions (meaning cities designated by cabinet order and other regional core cities) and it will invest primarily in real estate constituting the underlying substance of a real estate-related asset or in real estate-related assets where the underlying real estate is located in the target investment areas.

2.   The Investment Corporation’s primary target investment area will be the Tokyo economic region (meaning the principal cities of the Tokyo Metropolitan Area, Kanagawa Prefecture, Saitama Prefecture and Chiba Prefecture) and regional economic regions (meaning cities designated by cabinet order and other regional cities) and it will invest primarily in real estate constituting the underlying substance of a real estate-related asset or in real estate-related assets where the underlying real estate is located in the target investment areas.

3.– 4．(Text omitted)	3. – 4．(Unchanged)

Article 38 (Policy Regarding Cash Distributions)	Article 38 (Policy Regarding Cash Distributions)
(1)   Distribution Policy
The Investment Corporation will in principle make distributions on the basis of the following policy.
(i) The amount of profits in the total amount of monies distributed will be the amount of profits (meaning the amount of net assets less the total amount of investment, investment surplus and valuation and translation adjustments, etc. as shown on the balance sheet) calculated in accordance with the Investment Trust Act and generally accepted accounting practices.

(1)   Distribution Policy
The Investment Corporation will in principle make distributions on the basis of the following policy.
(i) The amount of profits (meaning profits as defined in Article 136, paragraph 1 of the Investment Trust Act) in the total amount of monies distributed will be the amount calculated in accordance with generally accepted accounting standards and other corporate accounting practices.

(ii) (Text omitted)	(ii) (Text omitted)
(2) – (5) (Text omitted)	(2) – (5) (Text omitted)

(New)	Chapter 11 Supplementary Provisions
(New)	Article 41 (Effective Date of the Changes)

Current Articles of Incorporation	Proposed Changes

The changes to Article 1, Article 5, Paragraph 1 and Article 30, Paragraphs 1 and 2 of the Articles of Incorporation will take effect, subject to the absorption-type merger (the “Merger”) pursuant to the merger agreement concluded November 10, 2017, between the Investment Corporation and Japan Senior Living Investment Corporation, whereby the Investment Corporation will be the surviving corporation and Japan Senior Living Investment Corporation will be the dissolving corporation, taking effect, on the effective date of the Merger. Following the changes to the Articles of Incorporation pursuant to this article taking effect, the provisions of this chapter will be deleted.

Attachment	Attachment
Asset Management Compensation to the Asset Management Company	Asset Management Compensation to the Asset Management Company
Compensation paid to the Asset Management Company (the “Asset Management Company”) to which the Investment Corporation entrusts the management of the assets it holds will be comprised of Management Compensation I and II, acquisition compensation and transfer compensation and the amounts, methods of calculation and payment due dates respectively will be as follows.
The Investment Corporation will pay the above compensation and the consumption tax and regional consumption taxes thereon to the Asset Management Company by electronic bank transfer to a bank account which the Asset Management Company designates.

Compensation paid to the Asset Management Company (the “Asset Management Company”) to which the Investment Corporation entrusts the management of the assets it holds will be comprised of Management Compensation I and II, acquisition compensation, transfer compensation and merger compensation and the amounts, methods of calculation and payment due dates respectively will be as follows.
The Investment Corporation will pay the above compensation and the consumption tax and regional consumption taxes thereon to the Asset Management Company by electronic bank transfer to a bank account which the Asset Management Company designates.

(1) – (4） (Text omitted)	(1) – (4） (Text omitted)
(New)
(5) Merger Compensation
If the Investment Corporation effectuates a consolidation-type merger or an absorption-type merger (either referred to as merger) with another investment corporation, and the Asset Management Company conducts an examination and appraisal of the assets, etc. held by the other investment corporation and other work relating to the merger and the merger takes effect, an amount equal to the appraisal amount on the effective date of the merger of the real estate-related assets held by the other investment corporation on the effective date of the merger, multiplied by a fee rate up to a maximum of 1.0%, as separately agreed upon between the Investment Corporation and the Asset Management Company, will be paid to the Asset Management Company as merger compensation.
The payment due date for the merger compensation will be within three months from the effective date of the merger.

Attachment 2 (Outline of Changes to Investment Policy)

Outline of Changes to Investment Policy and Target Investments

As a result of the Merger, KDR will be in a position to take advantage of the characteristics of varied asset types — residential facilities, health care facilities and accommodation facilities — “spaces where people live and stay” to secure stable rental revenue and steady asset growth. To facilitate its conversion to a diversified REIT aiming to maximize unitholders’ profits, KDR is planning partial changes to its investment policy and target investments. A summary of the specific changes to investment policy and target investments is given below.

Post-Merger Portfolio Structuring Policy

1.	Property Type
KDR will invest primarily in residential, healthcare and accommodation facilities as its target investments. In making investments, KDR will stringently select real estate etc. where stable demand from tenants and users and long-term stable revenue flows can be projected on the basis of an individual analysis of the attributes of a particular property, as well as regional analysis taking into account location, etc.

・Target Portfolio Breakdown by Property Type (based on acquisition price)
Usage				Target Portfolio Breakdown
Classification	Residential Facilities	Rental Housing	Rental Housing	60% or more
		Rental Housing with Facility Operators	Serviced apartments, company rental housing, student dormitories and apartments, short-term apartments, etc.
	Healthcare Facilities	Senior Living Facilities
Fee-based homes for the elderly, serviced housing for the elderly, apartments for the elderly, group homes for elderly with cognitive impairment, small multi-function facilities, daycare facilities, etc.
20% or less
		Medical Facilities	Hospitals, clinics, medical malls, intermediate nursing homes, etc.
	Accommodation		Hotels, etc.	20% or less
	Other		Land with leasehold interest on which buildings stipulated above are located (limited proprietary right of land), etc.	10% or less

The Investment Corporation excludes office buildings, commercial facilities, logistics and warehouse facilities, amusement centers and golf courses from its target investments. However, there may be occasions when investment in such properties is made for secondary usage in conjunction with an investment in a residential, healthcare or accommodation facility. Investment targets which would fall under a sex-related amusement special business facility prescribed in Article 2, Paragraph 5 of the Act on Control and Improvement of Amusement Business, etc. (Act. No. 122 of 1948, including subsequent amendments thereto) are excluded as target investments.

2.	Geographical Area
KDR carries out diversified investment in real estate located in the Tokyo Metropolitan Area (the principal cities in Tokyo, Kanagawa, Saitama and Chiba Prefectures), an area with the largest economic and population concentration in Japan. KDR also diversifies its investments by investing in real estate in other regional areas (cities designated by cabinet order and other regional cities) with the objective of mitigating the risk of concentrating investments in a single region subject to changes in regional economies and real estate market, earthquakes, typhoons and other natural disasters, population dynamics and other factors. However, KDR may invest in areas other than the above if the characteristics of particular real estate suggest that stable demand from tenants and users can be projected.

・Targeted Portfolio Breakdown by Region (based on acquisition price)
Region		Targeted Portfolio Breakdown
Classification	Tokyo Metropolitan Area	50% or more
	Other Regional Areas	50% or less

3.	Investment Size
KDR carries out investments in real estate according to standards for investment size as shown in the table below, which take into account the following factors.
a.	Liquidity in the real estate market
b.	Securing diversified property size
c.	Securing diversified tenants or users
d.	Economics of the investment from the perspective of operation and management of the property

・Standards for Minimum Investment Size and Maximum Investment Size
Classification		Acquisition Price
Minimum Investment Size	Residential facilities	300 million yen or more per investment property
	Healthcare facilities	300 million yen or more per investment property
	Accommodation (Hotel, etc.)	500 million yen or more per investment property
	Other	100 million yen or more per investment property
Maximum Investment Size	The ratio of acquisition price for such real estate will be no more than 20% of the total acquisition price of the entire portfolio after such real estate is acquired.
However, real estate may be acquired in the cases set forth below, even if the real estate targeted for investment does not meet the minimum investment size standard.
a.	In the case of a bulk acquisition of real estate, when the bulk includes real estate with acquisition prices that fall below the minimum investment size standard
b.
In the case where, as a result of the negotiation of acquisition terms for real estate that meets the investment standard, the property’s acquisition price falls below the minimum investment size standard, but has an appraisal value that exceeds the minimum investment size standard

c.
In the case where the acquisition price falls below the minimum investment size standard, but the facility has an important relationship to adjacent investment properties which do meet the investment size standards

Note:
The above “Post-Merger Portfolio Structuring Policy” is an outline of the changes to the portfolio structuring policy and target investments planned in conjunction with the Merger. The changes represent current thinking, but may be revised in the future without notice.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

EXHIBIT 2

Notice Concerning Earnings Forecasts for the Fiscal Period Ending July 31, 2018
 and the Fiscal Period Ending January 31, 2019 After the Merger Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Translation of Japanese Original

November 10, 2017
To All Concerned Parties

REIT Issuer:
Kenedix Residential Investment Corporation Representative: Keisuke Sato, Executive Director
(Securities Code Number: 3278)

Asset Management Company:
Kenedix Real Estate Fund Management, Inc. Representative: Masahiko Tajima, President & CEO
Contact: Shin Yamamoto, Head of Planning Division,
Residential REIT Department
TEL: +81-3-5623-8682

REIT Issuer:
Japan Senior Living Investment Corporation
Representative: Katsue Okuda, Executive Director
(Securities Code Number: 3460)

Asset Management Company:
Japan Senior Living Partners, Inc.
Representative: Takashi Fujimura, CEO & President
Contact: Isaharu Kikushima, General Manager of Planning and Administration Department TEL: +81-3-6206-6460

Notice Concerning Earnings Forecasts for the Fiscal Period Ending July 31, 2018
and the Fiscal Period Ending January 31, 2019 After the Merger Between Kenedix Residential Investment
Corporation and Japan Senior Living Investment Corporation

As set forth in the “Notice of Conclusion of Merger Agreement Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation” released by Kenedix Residential Investment Corporation (“KDR”) and Japan Senior Living Investment Corporation (“JSL”) on this day, KDR and JSL, at their respective Board of Directors meetings held on this day, each approved the implementation of an absorption-type merger (“Merger”) on March 1, 2018, having KDR as the surviving corporation and JSL as the dissolving corporation, and executed a merger agreement. In conjunction with the foregoing, we hereby announce as set forth below regarding the earnings forecast of KDR, the corporation surviving the Merger, for the fiscal period ending  July 31, 2018 (the 13th Fiscal Period: from February 1, 2018 to July 31, 2018) and January 31, 2019 (the 14th Fiscal Period: from August 1, 2018 to January 31, 2019).

	Operating revenue	Operating income	Recurring income	Net income	Net income per unit	Distributions per unit (excluding excess of earnings)	Distributions in excess of earnings per unit
Fiscal period ending July 31, 2018	(million yen) 6,580	(million yen) 2,970	(million yen) 2,411	(million yen) 5,694	(yen) 7,273	(yen) 3,570	(yen) -
Fiscal period ending January 31, 2019	6,730	3,397	2,827	2,826	3,610	3,610	-

(Note 1)
KDR’s fiscal periods run from February 1 to July 31 and from August 1 to January 31, and these will not change made after the Merger. When the Merger comes into effect during the fiscal period ending July 31, 2018 (on March 1, 2018), KDR will be operated as pre-Merger KDR for the first month of the fiscal period ending July 31, 2018 and as post-Merger KDR for the remaining five months of the fiscal period.

1

(Note 2)	The forecasted number of investment units outstanding at the end of the fiscal period ending July 31, 2018 and at the end of the fiscal period ending January 31, 2019 is 782,928 units.
(Note 3)
The earnings forecasts for the fiscal periods ending July 31, 2018 and January 31, 2019 are calculated based on the assumptions set forth in the attached “Assumptions for Earnings Forecasts for the fiscal period ending July 31, 2018 (the 13th Fiscal Period: from February 1, 2018 to July 31, 2018) and the fiscal period ending January 31, 2019 (the 14th Fiscal Period: from August 1, 2018 to January 31, 2019)”. Accordingly, if going forward there are additional acquisitions or sales of properties, changes in rent income associated with lessee changes, unexpected repairs and other changes in the earnings environment, changes in interest rates or other factors, it is possible that actual circumstances may differ from the assumptions and, as a result, actual operating revenue, operating income, recurring income, net income, net income per unit, distributions per unit, as well as distributions in excess of earnings per unit may change significantly. Therefore, these forecasts are not guaranteed.

(Note 4)
In the above forecasts, negative goodwill arising in connection with the Merger between KDR and JSL is estimated at 3,283 million yen, and such negative goodwill is expected to be booked in full as an extraordinary gain for the year ending July 31, 2018 (the 13th Fiscal Period). The amount of negative goodwill is subject to change. For details, see the “Extraordinary gain (negative goodwill gain)” section in the attachment “Assumptions for Earnings Forecasts for the fiscal period ending July 31, 2018 (the 13th Fiscal Period: from February 1, 2018 to July 31, 2018) and the fiscal period ending in January 31, 2019 (the 14th Fiscal Period: from August 1, 2018 to January 31, 2019).”

(Note 5)	Revisions to the forecasts may be made if a certain degree of discrepancy from the foregoing forecasts is anticipated.
(Note 6)	Amounts less than a unit are discarded.

*
This announcement is being distributed to the Kabuto Club; the Ministry of Land, Infrastructure, Transport and Tourism Press Club; and the Ministry of Land, Infrastructure, Transport and Tourism Construction Specialty Publication Press Club

*Websites:
Kenedix Residential Investment Corporation	http://www.kdr-reit.com/
Japan Senior Living Investment Corporation	http://www.jsl-reit.com/

[Provisional Translation Only]
English translation of the original Japanese document is provided solely for information purposes. Should there be any discrepancies between this translation and the Japanese original, the latter shall prevail.

2

Attachment

Assumptions for Earnings Forecasts
for the fiscal period ending July 31, 2018 (the 13th Fiscal Period: from February 1, 2018 to July 31, 2018) and the fiscal period ending January 31, 2019 (the 14th Fiscal Period: from August 1, 2018 to January 31, 2019)

Item	Conditions Precedent
Calculation periods and effect of the Merger
•   The fiscal period ending July 31, 2018 (the 13th Fiscal Period): from February 1, 2018 to July 31, 2018 (181 days)
•   The fiscal period ending January 31, 2019 (the 14th Fiscal Period): from August 1, 2018 to January 31, 2019 (184 days)
•   The forecasts are based on the assumption that with the approval of the Merger at the KDR and JSL unitholders meetings to be held January 25, 2018 and related matters and satisfaction of other conditions precedent, the Merger will come into effect on March 1, 2018.

Assets under management
•   It is assumed that in addition to the 115 properties owned directly or indirectly through trust beneficial interests by KDR as of November 10, 2017, KDR will, in conjunction with the Merger, succeed to the 14 properties owned directly or indirectly through trust beneficial interests by JSL as of November 10, 2017.
•   Other than the above, there will be no transfers of assets under management through January 31, 2019.
•   There may be changes due to acquisition of new properties or disposal of properties.

Operating revenues
•   Rental and other operating revenues were calculated taking into consideration any agreement execution or termination confirmed as of November 10, 2017 as well as such factors as recent market changes and property competitiveness.
•   Operating revenues were calculated on the assumption that there are no lessees who are late or delinquent in rent payments.

Operating expenses
•   Property-related expenses other than depreciation were calculated on the basis of historical data, reflecting seasonal factors and other cost change elements.
•   Depreciation was calculated using the straight-line method, and are estimated at 1,139 million yen for the fiscal period ending July 31, 2018 and at 1,184 million yen for the fiscal period ending January 31, 2019.
•   Taxes (including fixed asset taxes and city planning taxes) are estimated at 416 million yen for the fiscal period ending July 31, 2018 and at 415 million yen for the fiscal period ending January 31, 2019.
•   With respect to repairs and maintenance, the repair plans of the asset management companies for KDR and JSL are used to calculate amounts expected to be necessary for each property, and these are recorded as expenses. However, given the possibility of expenses for repairs and maintenance arising from unforeseen factors, expenses for repairs and maintenance may change significantly from the anticipated amounts.
•   As one-time expenses arising in connection with the Merger, it is forecasted for the fiscal period ending July 31, 2018 that there will be 289 million yen in merger compensation (part of asset management compensation) and 94 million yen in merger-related expenses.

Non-operating expenses
•   Forecasted interest and other expenses (including financing-related expenses) are 557 million yen for the fiscal period ending July 31, 2018 and 569 million yen for the fiscal period ending January 31, 2019.

Extraordinary gain (negative goodwill gain)
•   The negative goodwill gain to be recorded from the Merger is estimated at 3,283 million yen, and in accordance with the Accounting Standard for Business Combinations (Corporate Accounting Standard No. 21, last amended on September 13, 2013), the amount will be recorded in full for the fiscal period ending July 31, 2018. This amount is an estimate based on the assumption of 35,109 million yen in total assets acquired of JSL, the corporation being acquired under the Accounting Standard for Business Combinations; 19,494 million yen in assumed liabilities; and 12,331 million yen in Merger acquisition costs (estimated using the closing price of 291,000 yen on October 31, 2017 for an investment unit of acquiring corporation KDR; this will be the acquisition price). The amount of negative goodwill gain as of the effective date of the Merger has not been definitively determined and may change from the above amount.

3

Interest-bearing debt
•   The outstanding interest-bearing debt at KDR is 91,130 million yen as of November 10, 2017 (borrowings: 88,130 million yen; investment corporation bonds: 3,000 million yen).
•   In addition to the forgoing, it is assumed that KDR will assume JSL’s outstanding interest-bearing debt of 15,000 million yen as of today.
•   The outstanding interest-bearing debt is forecasted to be 106,130 million yen at the end of the fiscal period ending July 31, 2018 and 106,130 million yen at the end of the fiscal period ending January 31, 2019.

Investment units
•   It is assumed that, in addition to KDR’s total number of outstanding investment units of 698,178 units following the two-for-one investment unit split (with February 28, 2018 as the record date for the split and March 1, 2018 as the effective date for the split), KDR will newly issue 84,750 investment units in connection with the Merger and the total will amount to 782,928 units. For further details concerning this investment unit split, please refer to the “Notice Concerning Investment Unit Split” released today by KDR.
•   The number of new investment units KDR will issue in connection with the Merger is unconfirmed at the present time and may change due to treatment of fractions and other factors.
•   In addition to the foregoing, it is assumed that there will be no additional issuance of investment units through the end of the fiscal period ending January 31, 2019.

Distributions per unit
•   Distributions per unit were calculated in accordance with the policy regarding cash distributions provided in the Articles of Incorporation of the Investment Corporation, with the assumption that substantially all income (excluding negative goodwill gain) will be distributed.
•   For distributions for the fiscal period ending July 31, 2018, it is assumed that negative goodwill gain in an amount equal to the impact of the merger compensation and merger-related expenses will be applied to net income, after deducting the negative goodwill gain, of 2,410 million yen, and a total of 2,795 million yen will be distributed.
•   Distributions per unit may change significantly from changes in properties; change in rent income in connection with lessee changes and other factors; unforeseen repairs and maintenance and other changes in the management environment; changes in interest rates; the number of new investment units to be issued and their price as actually decided; further issue of new investment units going forward and various other factors.
•   With respect to the negative goodwill set forth in the assumptions for extraordinary gain, except for the portion that will not be applied to distributions for the fiscal period ending July 31, 2018 for the purpose of avoiding the impact that the merger consideration and merger-related expenses will have on distributions per unit, the majority of such unapplied portion (the amount necessary for satisfying pass-through requirements) will be set aside as reserves for adjusting for one-time differences as stipulated in the rules concerning investment corporation calculations; and provided that there is a balance in the reserves, an amount constituting at least 1% of the initial amount in equal installments over 50 years (100 terms) will be reversed every term and applied to distributions. However, given that the amount of negative goodwill is unconfirmed at this point, the amount of reserves for one-time difference adjustment is also unconfirmed, and accordingly such reversals were not taken into account in calculating such forecasted distributions, except for cases of reversals for avoiding the impact that one-time expenses will have on distributions per unit.

Distributions in excess of earnings per unit	• Distributions in excess of earnings per unit are not planned at the present time.
Other
•   It is assumed that no amendments affecting the above forecasts will be made to laws and regulations, the tax system, accounting standards, listing regulations or the rules of the Investment Trusts Association, Japan or other laws or rules.
•   It is assumed that no unforeseen material changes will occur with respect to general economic trends and real property prices and other factors.

4

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

5

EXHIBIT 3

Notice Concerning Investment Unit Split

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Translation of Japanese Original

November 10, 2017
To All Concerned Parties

REIT Issuer:
Kenedix Residential Investment Corporation Representative: Keisuke Sato, Executive Director
(Securities Code Number: 3278)

Asset Management Company
Kenedix Real Estate Fund Management, Inc. Representative: Masahiko Tajima, President & CEO
Contact: Shin Yamamoto, Head of Planning Division,
Residential REIT Department
TEL: +81-3-5623-8682

Notice Concerning Investment Unit Split

Kenedix Residential Investment Corporation (“KDR”) hereby announces that it resolved, at the Board of Directors’ meeting held on this day, to split its investment units as follows (“Investment Unit Split”).

1.	Purpose of the Investment Unit Split

As announced in the “Notice of Conclusion of Merger Agreement Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation” released today by KDR and Japan Senior Living Investment Corporation (“JSL”), KDR and JSL have agreed to implement an absorption-type merger (“Merger”) on March 1, 2018, having KDR as the surviving corporation and JSL as the dissolving corporation, and executed a merger agreement (“Merger Agreement”) the same day.

The Merger will be carried out through an absorption-type merger having KDR as the surviving corporation, and the merger ratio, before considering the Investment Unit Split, would be KDR 1: JSL 0.5. However, with this merger ratio, 0.5 units of KDR would be allotted to every unit of JSL, which would mean that a number of JSL investment unitholders would receive less than one KDR unit. For this reason, in order to enable JSL unitholders to continue holding KDR units even after the Merger, for the purpose of issuing 1 KDR unit or more to all JSL unitholders, it was decided that the KDR investment units will be split 2-for-1. With the Investment Unit Split, JSL unitholders will receive 1 unit of KDR following the Investment Unit Split for every JSL investment unit they own.

2.	Details of the Investment Unit Split

(1)	Method of the Investment Unit Split

KDR investment units owned by the KDR unitholders set forth or recorded in the final unitholder roster on February 28, 2018 (the day before the effective date of the Merger) will be split 2-for-1. The Investment Unit Split shall come into effect on March 1, 2018 (the effective date of the Merger), provided that all conditions precedent for the Merger set forth in the Merger Agreement shall be satisfied.

(2)	Investment unit numbers to increase after the Investment Unit Split

(1)	Outstanding KDR units prior to the Investment Unit Split	： 349,089 units
(2)	Investment unit increase through the Investment Unit Split	： 349,089 units
(3)	Outstanding KDR units following the Investment Unit Split	： 698,178 units
(4)	Total outstanding KDR units following the Merger	： 782,928 units (Note 1)
(5)	Authorized issuable investment units following the Investment Unit Split and the Merger	： 10,000,000 units (Note 2)

1

(Note 1)
The number under the assumption that, in connection with the Merger, 1 KDR units following the Investment Unit Split would be allocated to every JSL unit with respect to all the 84,750 outstanding JSL units as of November 10, 2017.

(Note 2)
KDR’s authorized issuable investment units constitute 5,000,000 units at present, but with the Merger, the Articles of Incorporation of KDR are expected to be partially revised, with the authorized issuable investment units to be changed as of the effective date of the Merger. For details, see “Notice of Conclusion of Merger Agreement Between Kenedix Residential Investment Corporation and Japan Senior Living Investment Corporation.”

3.	Timeline of the Investment Unit Split

(1)	Announcement of the reference date	February 9, 2018 (scheduled)
(2)	Reference date	February 28, 2018 (scheduled)
(3)	Effective date	March 1, 2018 (scheduled)

4.	Outlook going forward

For the projected distributions per unit for the fiscal period ending in January 31, 2018 (from August 1, 2017 to January 31, 2018), please see “Notice Concerning Revisions of Earnings Forecasts for the Fiscal Period Ending January 31, 2018” released today.

*
This announcement is distributed to the Kabuto Club; the Ministry of Land, Infrastructure, Transport and Tourism Press Club; and the Ministry of Land, Infrastructure, Transport and Tourism Construction Specialty Publication Press Club

*Websites:
Kenedix Residential Investment Corporation	http://www.kdr-reit.com/
Japan Senior Living Investment Corporation	http://www.jsl-reit.com/

[Provisional Translation Only]
English translation of the original Japanese document is provided solely for information purposes. Should there be any discrepancies between this translation and the Japanese original, the latter shall prevail.

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

2

EXHIBIT 4

Presentation Material on Merger

To unitholders in the United States:

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

         Presentation Material on MergerNovember 13, 2017

Table of Contents

1. Overview of Merger	
Significance of Merger	p.4
Kenedix Residential Investment Corporation Current State; Challenges; and Advantages of Merger	p.5
Japan Senior Living Investment Corporation Current State; Challenges; and Advantages of Merger	p.6
Merger Scheme	p.7
Schedule for Merger	p.8
Overview of New Investment Corporation (New KDR)	p.9
Earnings Forecast for New Investment Corporation (New KDR)	p.10
Support System by Sponsor and Support Companies	p.11
2. Post-Merger Growth Strategy	
Growth Trajectory and Future Target	p.13
Positioning in REIT Sector Specialized in Residential Housing, Healthcare Facilities and Hotels	p.14
Operational Structure of New Investment Corporation (New KDR)	p.15
Basic Strategies of New Investment Corporation (New KDR)	p.16
Investment Policy of New Investment Corporation (New KDR)	p.17
Residential Properties	p.18
Healthcare Facilities	p.19
Accommodation Facilities	p.20
Major Pipelines	p.21
Financing Strategy and Financial Condition	p.22
Negative Goodwill	p.23
Management Fee Structure of New Investment Corporation (New KDR)	p.24

Appendix	
Correlation between Asset Size and Distribution Yield in Ｊ-REIT	p.26
Stable Cash Flow of Healthcare Facilities	p.27
ORE (Operator Real Estate) Strategy in Investment and Management of Healthcare Facilities	p.28
Structure after Merger	p.29
Portfolios of New Investment Corporation (New KDR)	p.30-32
Overview of Each Investment Corporation	p.33
Disclaimer	p.34

1

 1. Overview of Merger

Significance of Merger

KENEDIX Residential Investment Corporation

Strength	Stable portfolio of Y160bn+ in assets, mostly rental housings
Challenge	Changes in supply and demand conditions in the investment market for rental housings slowing external growth

Japan Senior Living Investment Corporation

Strength	Expertise and track record in healthcare assets, a growth market
Challenge	Small total asset size means lost external-growth opportunities

With investment in a broad range of properties from residential to healthcare and accommodations ("spaces where people live and stay"), evolve into a new REIT pursuing stable income and continued growth

Increase in asset size/market cap and enhanced liquidity to secure growth opportunities

- Substantial advancement toward Y200bn in assets, a growth milestone
- Increased chance of rating upgrade and being added to EPRA/NAREIT Global Index and other indices

Assets are mutually complementary, increasing stability and allowing for pursuit of growth

- Assets have different income characteristics and thus are mutually complementary, enhancing income stability
- Assets have different investment cycles and thus are mutually complementary, allowing for pursuit of sustainable growth potential

Improved asset management efficiency and enhanced financial health

- Redundant costs are reduced to improve asset management efficiency
- Lenders are increased and borrowing capacity is boosted

4

Kenedix Residential Investment Corporation ("KDR") Current State; Challenges; and Advantages of Merger

KDR: Current State

Characteristics		
	IPO	April 26, 2012
	Invests Mainly In:	Rental housing Rental housing with facility operators - Serviced apartments, elderly-care housing, company rental housing, student dormitories and apartments, short-term apartments, etc. Accommodation (hotels, etc.) Other - Land with leasehold interests on which the buildings stipulated above exist and others
	Portfolio (Note1)	115 properties; approx. 164.1bn yen
	Position (Note2)	Asset size: 6th among residential REITs Market cap: 6th among residential REITs

KDR's challenges and advantages of the merger

- Slowed external growth potential due to changes in demand-supply environment in the rental housing investment market

Advantages of Merger

1. **Increase in asset size and market capitalization**
2. **Mutual supplements by assets with different income characteristics will strengthen stability and expanded investment targets will promote external growth**
3. **Decrease in LTV will improve flexibility in financial strategies**
4. **Succeed Japan Senior Living Investment Corporation ("JSL") properties, sponsor support and healthcare asset management platform**

Note 1: Total acquisition price as of Nov. 10, 2017. Excludes equity in silent partnerships (TKs).
Note 2: Asset size is equal to aggregate acquisition price. Asset size and market cap as of October 31, 2017.

5

Japan Senior Living Investment Corporation ("JSL") Current State; Challenges; and Advantages of Merger

JSL: Current State

Characteristics		
	IPO	July 29, 2015
	Invests Mainly In:	Senior living facilities – Fee-based home for the elderly, serviced housing for the elderly, etc. Medical facilities – Hospitals, clinics, medical malls, intermediate nursing home, etc.
	Portfolio (Note 1)	14 properties; approx. 27.9bn yen
	Position (Note 2)	Asset size: 2nd among healthcare REITs Market cap: 3rd among healthcare REITs

JSL's challenges and advantages of the merger

- Small total asset size has led to low investment unit prices and loss of external growth opportunities
- Healthcare assets have low recognitions since there are still at the early stages

Advantages of Merger

1. **Increasedtotal assetsize will improve liquidity; risk diversification will enhance income stability**
2. **Secure financingcapacitywill increaseasset acquisitionopportunities**
3. **Healthcare REITphilosophiesand knowhow will be constructivelysucceeded**
4. **KFM's (Note 3) "experience and knowhow" and JSLP's (Note 3) "specialist expertise" will enhance healthcare asset management capability**

Note 1: Total acquisition price as of November 10, 2017. Excludes equity in silent partnerships (TKs).
Note 2: Asset size is equal to aggregate acquisition price. Asset size and market cap as of October 31, 2017.
Note 3: KFM refers to Kenedix Real Estate Fund Management, Inc. (KDR's asset management company); JSLP refers to Japan Senior Living Partners, Inc. (JSL's asset management company)

6

Merger Scheme

New REIT Name	**Kenedix Residential Next Investment Corporation (to be renamed; "New KDR")**
Merger Type	Absorption-type merger Surviving REIT: Kenedix Residential Investment Corp. (KDR) Dissolving REIT: Japan Senior Living Investment Corp. (JSL)
Merger Ratio	KDR : JSL = 1 : 1 (For every JSL investment unit, allocate 1KDR investment units*) * To ensure that at least one KDR investment unit will be allocated to every JSL unitholder, KDR plans an investment unit split (1 : 2), with allocations to be made with the post-split ratio. * For reference: the merger ratio based on the pre-split KDR investment unit number is KDR : JSL = 1 : 0.5
Resolutions at Unitholders' Meetings	• Assumes that JSL unitholders will approve a resolution relating to approval of the Merger Agreement (special resolution (Note 1)) • KDR unlikely to require merger approval as it falls under a short-form merger (Note 2)
Asset Management Company	• Will manage assets for New KDR • No merger planned for JSLP and KFM



Sponsor
Kenedix
• Shinsei Bank
• HASEKO Corp.
• LIXIL Group
• SOMPO Holdings
• Mitsubishi UFJ Trust and Banking Corp.
100%
60%
40%
Asset Management Company
KFM
JSLP
AM Agreement
AM Agreement
KDR (surviving)
Merger
JSL (dissolving)
Sponsor
Kenedix
• Shinsei Bank
• HASEKO Corp.
• LIXIL Group
• Mitsubishi UFJ Trust and Banking Corp.
Support companies
100%
• External growth support
• Internal growth support
• Financial support
• Personnel support
etc.
Asset Management Company
KFM
AM Agreement
New KDR
(Note 3)

Note 1: Attendance by unitholders holding a majority of outstanding investment units and approval by at least two-thirds of the voting rights of attending unitholders. If there is no conflicting resolution, deemed assent will apply.

Note 2: If the surviving investment corporation issues to the unitholders of the dissolving investment corporation no more than one-fifth (20%) of the outstanding investment units of the surviving investment corporation, a short-form merger will be available.

Note 3: In principle, limited to support concerning health care asset management. For details of support to be succeeded on the day the merger takes effect, see P.11 "Support Framework by Sponsors and Support Companies "Details of support subject to change after the Merger". In addition to the support companies listed herein, KDR has a support agreement on residential properties with Jukyo Holdings Co., Ltd.

7

 Schedule for Merger  Merger Agreement Executed  Record Date for Unitholders’ Meeting  Unitholders’ Meeting   Book-Closing  End of Deemed Fiscal Period  Merger Takes Effect  Distribution Paid  First Post-Merger Book-Closing  KDR  JSL  Delisting  Merger Consideration（Note 2） Being Paid  November 10, 2017  November 30, 2017  November 30, 2017  January 25, 2018(Resolutions: Partial amendment to the Articles of Incorporation, etc. （Note 1）)  January 25, 2018(Resolutions: Merger Agreement approval, etc.)  February 28, 2018(September 1, 2017 to February 28, 2018)  Mid-April 2018 (12th Fiscal Period ended January 31, 2018)  Mid-May 2018  July 31, 2018(13th Fiscal Period ending July 31, 2018)  March 1, 2018        Note 1: JSL’s executive director and one of its supervisory directors are expected to join post-merger KDR as an executive director / supervisory director; procedures will be carried out for approval of such appointment as well.Note 2: In lieu of cash distributions for the JSL’s fiscal period from September 1, 2017 to February 28, 2018, New KDR plans to pay merger consideration inclusive of cash distributions for that period.   January 31, 2018(12th Fiscal Period ending January 31, 2018)    February 26, 2018

Overview of New Investment Corporation (New KDR)

	KDR	JSL	New KDR (estimate as of March 1, 2018)
Asset size (acquisition price) (Note 1)	164,169 million yen	27,965 million yen	193,114 million yen
Properties (Note 1)	115 properties	14 properties	129 properties
NOI Yield (Note 2)	5.5%	6.0%	5.6%
Average Age of Buildings (Note 1)	11.2 years	17.6 years	12.2 years
Occupancy Rate (Note 3)	96.9%	100%	97.7%
LTV (estimation) (Note 1)	51.6%	42.5%	50.1%
Interest-Bearing Debt (Note 1)	91,130 million yen	15,000 million yen	106,130 million yen
NAV per Unit (Note 4)	304,814 yen	203,993 yen	311,923 yen (after the Investment Unit sprit: 155,961 yen)
Net Assets per Unit (Note 4)	236,498 yen	183,265 yen	250,786 yen (after the Investment Unit sprit: 125,393 yen)

Note 1: Pre-merger figures for the investment corporations as of November 10, 2017 are shown. The total amount based on the acquisition price of KDR assets as of November 10, 2017 and price at which KDR is expected to succeed to JSL assets as of November 10, 2017 is shown as the asset size of New KDR, not the a price at which New KDR will succeed to JSL assets at the time of merger.
Note 2: "NOI yield" was calculated by dividing the appraisal NOI in the most recent appraisal report by the asset size (acquisition prices).
Note 3: "Occupancy rate" as of the end of September 2017 is shown.
Note 4: Pre-merger figures for the investment corporations as of published statements (KDR: end of July 2017; JSL: end of August 2017) are shown. "NAV per unit" and "Net assets per unit" were calculated after deductions of distributions. Post-merger "NAV per unit" and "net assets per unit" include negative goodwill of 3,283 million yen estimated based on the investment unit price as of October 31, 2017.

		Pre-merger (Note 5)	New KDR (Note 6)	
		KDR: Forecast for the Fiscal Period ending January 2018 JSL: Forecast for the Fiscal Period ending February 2018	Forecast for the Fiscal Period ending July 2018	Forecast for the Fiscal Period ending January 2019
Expected Distributions per Unit	KDR	6,800 yen (after the Investment Unit sprit: 3,400 yen)	3,570 yen (+5.0%)	3,610 yen (+6.2%)
	JSL	3,500 yen	(+2.0%)	(+3.1%)

Note 5: Pre-merger figures as of September 14, 2017 for KDR and as of October 16, 2017 for JSL. Proposed date of Investment unit split of KDR is March 1, 2018 and the figures after the investment unit sprit is provided here for the comparison purpose.
Note 6: Variances in parentheses were obtained by dividing expected distributions per unit of New KDR by expected distributions per unit after merger ratio adjustment for each investment corporation. (for KDR, the amount after the investment unit sprit)

9

Earnings Forecast for New Investment Corporation (New KDR)

	13th Fiscal Period (ending July 31, 2018) forecast (a)	14th Fiscal Period (ending January 31, 2019) forecast (b)	Variance (b)-(a)
Operating revenues	6,580 million yen	6,730 million yen	+150 million yen
Operating income	2,970 million yen	3,397 million yen	+427 million yen
Ordinary income	2,411 million yen	2,827 million yen	+415 million yen
Net income (Note 2)	5,694 million yen	2,826 million yen	-2,868 million yen
Total distribution (Notes 3, 4)	2,795 million yen	2,826 million yen	+31 million yen
Net income per unit	7,273 yen	3,610 yen	-3,663 yen
Distributions per unit	3,570 yen	3,610 yen	+40 yen
Properties	129 properties	129 properties	0 properties

Note 1: No change (acquisition of new properties, disposal of Operating Assets, etc.) was assumed for the real properties and the real property trust beneficiary interests that both investment corporations hold as of November 10, 2017 (129 properties in total; "Operating Assets") until the end of July 2018. In actuality, change may occur due to acquisition of new properties other than Operating Assets, disposal of Operating Assets, etc.

Note 2: Net income for the fiscal period ending July 31, 2018 including 3,283 million yen (estimate) in negative goodwill gain to be recorded from the Merger estimated based on the price per unit of KDR as of October 31, 2017.

Note 3: For total distributions for the fiscal period ending July 31, 2018, it is assumed that negative goodwill gain in an amount equal to the impact of the merger compensation and merger-related expenses, etc. will be applied to net income, after deducting the negative goodwill gain, of 2,410 million yen, and a total of 2,795 million yen will be distributed.

Note 4: With respect to the portion of the negative goodwill set forth in the assumptions for extraordinary gain that will not be applied to distributions for the Fiscal Period ending July 31, 2018, the majority of such unapplied portion (the amount necessary for satisfying pass-through requirements) will be set aside as reserves for adjusting for one-time differences as stipulated in the rules concerning investment corporation calculations; and provided that there is a balance in the reserves, a specific amount will be reversed every term and applied to distributions. However, given that the amount of negative goodwill is unconfirmed at this point, the amount of reserves for one-time difference adjustment is also unconfirmed, and accordingly such reversals were not taken into account in calculating such forecasted distributions.

10

Support System by Sponsor and Support Companies

Combine advanced expertise of Sponsor and Support Companies of KDR and JSL for continued growth of New KDR going forward.

Support for: Residential properties / Healthcare facilities / Accommodation

		External growth support			Internal growth support		Finance support	Personnel support or provision of expertise
		Information provision (Note 2)	Development (Note 3)	Warehousing	Renovations, maintenance	Backup operator (Note 4)	Financing means for bridge funds, etc. provided	
Sponsor	KENEDIX Kenedix, Inc.	Residential properties, Healthcare facilities, Accommodation	Residential properties, Healthcare facilities, Accommodation	Residential properties, Healthcare facilities, Accommodation				Residential properties, Healthcare facilities, Accommodation
Support Companies	住協グループ	Residential properties						
Support Companies	SHINSEI BANK (Note 1)	Healthcare facilities					Healthcare facilities	Healthcare facilities
Support Companies	MUFG (Note 1)	Residential properties, Healthcare facilities, Accommodation						
Support Companies	HASEKO Corporation (Note 1)	Healthcare facilities	Healthcare facilities		Healthcare facilities	Healthcare facilities		Healthcare facilities
Support Companies	LIXIL (Note 1)	Healthcare facilities			Healthcare facilities	Healthcare facilities		Healthcare facilities (Note 5)

Note 1: It was agreed on the Merger Agreement execution date that the sponsor / support agreement executed by and among JSL, JSLP and 4 current sponsor companies of JSLP will terminate on the condition of the Merger taking effect and will be succeeded as a support agreement with New KDR and KFM.

Note 2: "Information provision" means support to provide, to New KDR or KFM under certain conditions, information on sales of third parties' real properties, etc. that Sponsor or individual Support Companies obtain on their own or information on sales of real properties that Sponsor, individual Support Companies or their group companies, etc. possess (with respect to Shinsei Bank and Mitsubishi UFJ Trust and Banking Corporation among other Support Companies, only information on sales of third parties' real properties, etc. that they obtain on their own).

Note 3: "Development" means support to provide cooperation to the extent practically reasonable and under practically reasonable conditions when New KDR requests support for new development of investable assets or redevelopment of real properties, etc. that New KDR possesses or considers to acquire.

Note 4: "Backup operator" means support to consider to be backup operators for existing operators who are managing facilities which are located on real properties, etc. that New KDR possesses or considers to acquire when New KDR requests.

Note 5: This is limited to the provision of expertise, and personnel support is not included.

Note 6: The chart above shows a summary of support set forth in each support agreement executed by and among Sponsor, each of the Support Companies and KDR/KFM or agreeing succession resulting from the merger. Neither the Sponsor nor the individual Support Companies are necessarily contractually obligated to provide the support above, and Sponsor and the individual Support Companies have not guaranteed or promised to provide the support above. The information above is valid as of November 10, 2017, which is subject to change in the future.

11

 2. Post-Merger Growth Strategy

Growth Trajectory and Future Target

As a comprehensive REIT with a portfolio of residential, healthcare and accommodation facilities, New KDR will aim to reach 300 billion yen in the medium term and further expand asset size in the long term.



Individual growth of each investment corporation
New growth as new investment corporation
Asset size (acquisition price base) (unit: billion yen)
KDR
JSL
New KDR
Aiming Further growth
Medium-term target
300 billion yen
Merger
193.1 billion yen
KDR listing
KDR 1st public offering
KDR 2nd public offering
KDR 3rd public offering
JSL listing
30.4
30.4
30.4
99.0
100.3
122.1
145.8
148.1
148.1
155.0
155.0
164.1
27.9
27.9
27.9
27.9
27.9
27.9
7/2012 (1st Fiscal Period end)
1/2013 (2nd Fiscal Period end)
7/2013 (3rd Fiscal Period end)
1/2014 (4th Fiscal Period end)
7/2014 (5th Fiscal Period end)
1/2015 (6th Fiscal Period end)
7/2015 (7th Fiscal Period end)
1/2016 (8th Fiscal Period end)
7/2016 (9th Fiscal Period end)
1/2017 (10th Fiscal Period end)
7/2017 (11th Fiscal Period end)
1/2018 (12th Fiscal Period end) (estimate)
3/2018

Note 1: Because the asset size of each of KDR and JSL was rounded down to the nearest 100 million yen, the sum of KDR and JSL asset size may not match the relevant total in the chart above. The total amount based on the acquisition price of KDR assets as of November 10, 2017 and price at which KDR is expected to succeed to JSL assets as of November 10, 2017 is shown as the asset size of New KDR, not the price at which New KDR will succeed to JSL assets at the time of merger.

Note 2: JSL's fiscal periods end at the end of February and August each year in the chart above.

13

Positioning in REIT Sector Specialized in Residential Housing, Healthcare Facilities and Hotels

In the REIT sector of residential housing, healthcare facilities and hotels, the post-merger investment corporation will have the 7th largest asset size and the 8th largest market capitalization among the 16 brand name REITs. New KDR will aim to reach 300 billion yen in the medium term and further increase its positioning.

Asset size (acquisition price base)

(billion yen)

REITs (abbreviations and securities code) are color-coded in blue for residential housing REITs, yellow for healthcare REITs and brown for hotel REITs.



193.1 billion yen in assets
7th among 16 REITs
19.3
26.8
27.9
38.4
50.9
51.5
80.9
102.0
113.4
164.1
188.5
193.1
206.9
225.9
301.5
319.4
339.2
442.7
NHI (3308)
SPA (3472)
JSL (3460)
HCM (3455)
IHR (3463)
SRR (3459)
SPR (8979)
MTH (3478)
HRR (3287)
KDR (3278)
CRR (3282)
New KDR (3278)
SHI (8973)
JRH (8986)
NAF (3226)
JHR (8985)
INV (8963)
ADR (3269)

Market capitalization

(billion yen)

REITs (abbreviations and securities code) are color-coded in blue for residential housing REITs, yellow for healthcare REITs and brown hotel REITs.



113.2 billion yen in market cap
8th among 16 REITs
11.6
12.0
16.0
18.7
24.9
29.2
40.4
69.5
94.4
101.5
113.2
122.8
128.9
131.1
212.4
218.9
301.2
360.8
JSL (3460)
NHI (3308)
SPA (3472)
HCM (3455)
SRR (3459)
IHR (3463)
SPR (8979)
MTH (3478)
HRR (3287)
KDR (3278)
New KDR (3278)
SHI (8973)
JRH (8986)
CRR (3282)
NAF (3226)
INV (8963)
JHR (8985)
ADR (3269)

Note 1: Because the asset size of each of KDR and JSL was rounded down to the nearest 100 million yen, the sum of KDR and JSL asset size may not match the relevant total in the chart above. The total amount based on the acquisition price of KDR assets as of November 10, 2017 and price at which KDR is expected to succeed to JSL assets as of November 10, 2017 is shown as the asset size of New KDR, not the price at which New KDR will succeed to JSL assets at the time of merger

Note 2: The asset size based on the data as of November 10, 2017 for KDR and based on the data as of October 31, 2017 for the other investment corporations .

Note 3: Investments in silent partnerships (TKs) and Japanese SPCs (TMKs) are not included in the asset size.

14

Operational Structure of New Investment Corporation (New KDR)

New KDR will have the operational structure set forth below. A Healthcare Investment Management Division (tentative name) will be created within KFM's Residential REIT Department, and JSLP personnel will be taken on to make the best use of expertise and experience with management of properties in each asset class and establish a more flexible and efficient operational structure.

Overview of asset management company

Name	Kenedix Real Estate Fund Management, Inc.
Representative	Masahiko Tajima, President & CEO
Capital	200 million yen
Book-closing	December
Share holder	Kenedix Inc. (100%)

Organizational structure

In conjunction with the Merger, a "Healthcare Investment Management Division (tentative name)" will be formed in KFM Residential REIT Department.

- To handle and manage investment in healthcare facilities
- To take on department managers and staff from JSLP investment management departments, approximately 5 staffers in total, including employees seconded from Shinsei Bank, a Support Provider for the new investment corporation
- To take over expertise and experience relating to the management of healthcare facilities, a new asset class, from JSLP

Note: The contents on this slide are subject to change because an organizational decision regarding KFM has not been made.

Organizational chart


Shareholders' meeting
Corporate Auditors
Board of Directors
Chairman, Representative Director
President & CEO
Compliance Committee
Internal Audit Dept.
Compliance Officer/Compliance Dept.
Office REIT Dept.
(Keisuke Sato, Head of Residential REIT Department.)
Residential REIT Dept.
Residential REIT Dept. Asset Management Committee
Asset Investment Div.
Asset Management Div.
Healthcare Investment Management Div. (new)
Planning Div.
Private REIT Dept.
Retail REIT Dept.
Private Fund Dept.
Finance & Accounting Dept.
Business Administration Dept.

15

Basic Strategies of New Investment Corporation (New KDR)

Engage in real estate investment management with "flexibility" and "dynamics" on the basis of Kenedix Group's "consistent external growth by making good use of judgment," "efficient profit management" and "challenging new business opportunities" to secure stable rental income and steady growth of assets

Property investment management with "flexibility" and "dynamics"

Residential properties, healthcare facilities, accommodation facilities

Stable earning of income from rent business and steady growth

Consistent external growth by making use of good judgment

- **Residentialproperties**
  - Judgment to see potential earning power of land
- **Healthcare facilities**
  - Judgment to analyze operators' management philosophy, management power and growth potential
- **Accommodation facilities**
  - Judgment to analyze balance between location and room charges and operators' management power

Efficient profit management

- **Management capabilities of residential properties**
- **Maintenance and improvement of management by establishing strong trust relationships with operators**
- **Diversification of lenders and appropriate control of interests and loan periods**

Challenge to new business opportunities

- **Improvement of Kenedix brand**
  - Further enhancement of the recognition of "KDX Residence"
- **Kenedix partnership**
  - Collaboration with Support Providers such as Shinsei Bank and capable operators for stable management of healthcare facilities and hotels and expansion of pipelines

16

Investment Policy of New Investment Corporation (New KDR)

New KDR will diversify investment on the basis of the allocation rates below, though residential properties including Rental housings will remain the main investment target.

Investment target

KDR	
Rental housing	80% - 100%
Rental housing with facility operators	0% - 20%
Accommodation (hotels, etc.)	0% - 20%
Other	0% - 20%
JSL	
Senior living facilities	70% - 100%
Medical facilities	0% - 30%

New KDR	
Residential properties	60% and over
Healthcare facilities	20% and lower
Accommodation facilities	20% and lower
Other*	10% and lower

*Other means Land with a leasehold where the buildings above are located (limited proprietary right of land), etc.

Portfolio breakdown by investment target (Note 1,2)


KDR
Rental housing with facility operators 2%
Other 1%
Rental housing 97%
JSL
Serviced housing for the elderly 5%
Fee-based home for the elderly (residence) 17%
Fee-based home for the elderly (with nursing care) 78%
New KDR
Healthcare facilities 15%
Other 1%
Residential properties 84%

Investment area

New KDR	
Tokyo Metropolitan Area **50% and over**	Major cities of Tokyo, Kanagawa, Saitama and Chiba

Portfolio breakdown by investment area (Note 1,2)


KDR
Other Regional Areas 30%
Tokyo Metropolitan Area 70%
JSL
Others 5%
Tokyo Metropolitan Area 36%
Other 11%
Regional Urban Areas 14%
3 Metropolitan Areas 75%
Other Major Cities 59%
New KDR
Others 1%
Other Regional Areas 34%
Tokyo Metropolitan Area 65%

Note 1: Portfolio diversifications by Investment Target and Investment Area were calculated on the basis of acquisition price for properties owned by KDR and JSL. The price at which New KDR is expected to succeed to properties owned by JSL is used with respect to properties owned by New KDR as of November 10, 2017.

Note 2: "Other Regional Areas" means local cities such as ordinance-designated cities. "3 Metropolitan Areas" means Tokyo Metropolitan Area, Osaka area and Nagoya area, and "Regional Urban Areas" means ordinance-designated cities, core cities and special cities outside the 3 Metropolitan Areas.

17

Residential Properties

While rents in the housing market are very stable, compared with other assets, yield has lowered in recent years amid fierce acquisition competition. Under such circumstances, New KDR will strive to grow by acquiring assets with bridge funds, mutual buying and selling and forward commitment and making the best use of Sponsor support pipelines.

Current status of the rental housing market

Rental housing market is very stable.

Trends in rents according to use of real property



Private rents
Office rents
Store rents
130
120
110
100
90
80
70
1990 1992 1994 1996 1998 2000 2002 2004 2006 2008 2010 2012 2014 2016

Source: The Bank of Japan "Corporate service price index," Ministry of Internal Affairs and Communications "Consumer price index"
Note: Setting 1990 as 100, private rents are shown in index, based on figures in Ministry of Internal Affairs and Communications "Consumer price index" and office and store rents are shown in index, based on figures in the Bank of Japan "Corporate service price index".

As acquisition competition intensifies, yield is gradually lowering.

Trends in appraisal cap rates as of acquisition of J-REIT rental housing



8.0%
7.0%
6.0%
5.0%
4.0%
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

Source: Created on the basis of J-REIT disclosure documents
Note: Capitalization rates used in appraisals as of property acquisition dates were used for appraisal cap rates; the pink line shows a curve approximation of the fifth order.

Investment policy and criteria

Area	Mainly in Tokyo Metropolitan Area
Investment policy	Focus on potential earning power of land, based on status, convenience and special market Select dwelling unit types suitable for land characteristics
Scale	300 million yen and over
Location	High-status area Highly convenient area Special market, area
Other investment criteria	Dwelling types: studio, small family, family

Growth strategy

External growth strategy	**KDR tactical acquisition strategy and knowhow** – Acquisition by using mutual buying and selling and forward commitment **Sponsor pipelines** – Acquisition by using Sponsor support such as properties developed and owned by Sponsor
Internal growth strategy	**Internal growth through management to increase value** **Measures to improve management performance** – Regular validation of proper management criteria and cost reduction – PM consolidation, reduction of management cost by establishing relationships – Implementation of mid-term and long-term cost reduction measures by introducing energy-saving equipment, etc.

18

Healthcare Facilities

New KDR will strive to secure continuous growth and stable profit with an external growth strategy such as ORE (Operator Real Estate) strategy (Note 1) and support agreements with Shinsei Bank, etc. and an internal growth strategy such as proposals for improvement and repair through monitoring and proposals and discussions of management and marketing methods.

Current status of the healthcare market

Number of fee-based nursing homes and capacity are steadily increasing.

Transitions in fee-based nursing home applications



(people)
Capacity (left)
# of facilities (right)
(building)
400,000
300,000
200,000
100,000
0
10,000
8,000
6,000
4,000
2,000
0
124,610
155,612
183,295
208,827
235,526
271,286
315,678
349,975
2,104
2,846
3,569
4,373
6,232
6,244
7,563
8,499
2006
2007
2008
2009
2010
2011
2012
2013

Source: Ministry of Health, Labour and Welfare

Investment policy and criteria for healthcare facilities

Area	Diversified investment in Tokyo Metropolitan Area and Other Major Cities (some investment in other areas)
Investment target	Mainly in senior living facilities and medical facilities
Investment policy	Selectively invest, in principle, in properties with long-term lease agreements with fixed rents executed with operators with good creditworthiness and management experience
Scale	300 million yen and over
Location	Comprehensive consideration, taking area, scale, nature of business content, etc.
Operator selection criteria	Management philosophy (history of establishment, manager's "backbone", etc.) Business history, business contents (business scale, scandals) Financial credit capability (B/S, profit-loss status, CF, etc.)

Growth strategy

Succession of JSL investment philosophy

"We contribute to society, as a bridge between the capital market and healthcare industry, by providing a wide range of support for growth of the healthcare industry and maximizing satisfaction of users, operators and unitholders who are stakeholders in JSL."

External growth strategy	**ORE strategy and multi-pipelines** – Use of operators' information on owner change deals, sale and leaseback deals and new development deals – Acquisition of future medical facilities (hospitals, etc.) and further expansion of portfolios **Acquisition strategy based on support agreements** – First refusal rights and deal information from Shinsei Bank, Mitsubishi UFJ Trust and Banking Corporation, HASEKO Corporation, LIXIL Group, etc. other than KDX as the sponsor.
Internal growth strategy	**Proposals of improvement and repair through monitoring and proposals and discussions of management and marketing methods** **Measures to maintain and improve asset value with additional strategic investment, based on operator needs, through ORE strategy**

Support agreement

In addition to Kenedix, JSL Sponsor will continue to serve as an Support Company.

KENEDIX
SHINSEI BANK
HASEKO Corporation
MUFG
LIXIL

<Support contents (Note 2)>

- Human support
- Pipeline support
- Backup operator
- Financial support

Note 1: For details of ORE strategy, see P.28 "ORE (Operator Real Estate) Strategy in Investment and Management of Healthcare Facilities"

Note 2: Support limited in principle to support relating to investment management of healthcare assets. Please see P.11 "Support System by Sponsor and Support Companies" for details of support to be succeeded on the merger effective date. The support details are subject to change after the merger. In addition to the support companies on this slide, KDR has entered into a support agreement relating to residential properties with Jukyo Holdings Co., Ltd.

19

Accommodation Facilities

As demand for accommodation facilities increases, New KDR will strive to secure stable profit by using pipelines, etc. developed by Sponsor and, in principle, incorporating properties with lease agreements with fixed rents executed with operators.

Current status of the hotel market

Increase in the number of guests, especially inbound guests, at domestic accommodation facilities

Changes in Number of foreign visitors to Japan



(thousand people)
Total
Tourists
Commercial visitors
Other
30,000
20,000
10,000
0
6,218
8,358
10,363
13,413
19,737
24,039
2011
2012
2013
2014
2015
2016

Source: The Japan National Tourist Organization (JNTO)

Increase in demand for accommodation facilities

Changes in Guests at domestic accommodation facilities



(million people)
Cumulative number of Japanese guests
Cumulative number of foreign guests
500
400
300
200
100
0
386
399
413
432
429
438
423
28
18
26
33
45
66
69
2010
2011
2012
2013
2014
2015
2016

Source: Japan Tourism Agency "Statistics on Trips Involving Lodging"

Investment policy and criteria for accommodation facilities

Area	Diversified investment in Tokyo Metropolitan Area and Other Major Cities (some investment in other areas)
Investment policy	Focus on locations (access to business areas, tourist areas or access to tourist spots) Selectively invest, in principle, in properties with long-term lease agreements with fixed rents executed with operators with good creditworthiness and management experience
Scale	500 million yen and over
Location	Comprehensive consideration, taking area, scale, nature of business, etc. into consideration
Other investment criteria	Mainly invest in accommodation facilities (hotels, etc.) with Western style structures and equipment (including subsidiary facilities)

Growth strategy

External growth strategy	**Use of pipelines developed by Sponsor** **Acquisition of properties which secure stable profit, with fixed rents**
Internal growth strategy	**Improvement of earning power through aggressive asset management** – Revision of rent schemes, remodeling with strategic capital expenditures, change of branding, etc.

20

Major Pipelines

Residential properties

KDX Residence Shukugawa Hills
Preferential negotiation right



Address	Nishinomiya-shi, Hyogo
Leasable units	238
Appraisal value	7,300 million yen

KDX Residence Asagaya
Preferential negotiation right



Address	Suginami-ku, Tokyo
Leasable units	44
Appraisal value	2,080 million yen

KDX Residence Hiyoshi
Preferential negotiation right



Address	Yokohama-shi, Kanagawa
Leasable units	92
Appraisal value	2,560 million yen

Serenite Kobe Motomachi
Preferential negotiation right



Address	Kobe-shi, Hyogo
Leasable units	138
Appraisal value	2,540 million yen

Healthcare facilities

Canadian Hill
Preferential negotiation right



Address	Kobe-shi, Hyogo
Number of rooms	40
Appraisal value	1,930 million yen

Anesis Hyogo
Preferential negotiation right



Address	Kobe-shi, Hyogo
Number of rooms	58
Appraisal value	1,480 million yen

Orage Suma
Preferential negotiation right



Address	Kobe-shi, Hyogo
Number of rooms	135
Appraisal value	2,940 million yen

Rococo-riha
Preferential negotiation right



Address	Toyonaka-shi, Osaka
Number of rooms	52
Appraisal value	2,190 million yen



Anesis Teradacho
Preferential negotiation right

Address	Osaka-shi, Osaka
Number of rooms	145
Appraisal value	3,720 million yen

Accommodation facilities

Remm Roppongi
Preferential negotiation right



Address	Minato-ku, Tokyo
units	400
Completion	February 2017

Developed by Sponsor



Address	Naka-ku, Nagoya-shi
units	175
Completion	January 2018

Developed by Sponsor



Address	Chuo-ku, Sapporo-shi
units	151
Completion	May 2018

Developed by Sponsor



Address	Ginza, Chuo-ku
units	121
Completion	March 2019

Note 1: New KDR is not planning to acquire the properties above as of November 10, 2017, and there is no guarantee for New KDR to acquire in the future. "Preferential negotiation right" mentioned above including the case New KDR allows negotiation with the same priority level with others as well as the case allows exclusive negotiation. Acquisition of above properties by New KDR have not guaranteed by such agreement.
Note 2: The three uncompleted properties in the accommodation facilities column show planned figures as of November 10, 2017.
Note 3: The appraisal values of the residential properties are as of July 1, 2017 (June 30, 2017 in case of KDX Residence Shukugawa Hills), and those of the healthcare facilities are as of the end of February 2017.

21

Financing Strategy and Financial Condition

New KDR will make a strong and stable financial foundation based on formation from Banks such as Sumitomo Mitsui Banking Corporation and the Bank of Tokyo-Mitsubishi UFJ, Ltd., etc.

Interest-bearing (Note 1)

	KDR	JSL	New KDR
Total amount of interest-bearing	91,130 million yen	15,000 million yen	106,130 million yen
LTV (Note 2)	51.6%	42.5%	50.1%
Fixed interest ratio	95.5%	93.3%	95.2%
Average interest rate	1.10%	0.92%	1.08%
Average remaining term	5.4 years	2.7 years	5.0 years

Diversification of financing

- Continuously issue investment units though careful about dilution of investment units
- Continuous finance from investment corporation bonds for a certain percentage of debts

Debt management focusing on balance between periods and costs

- Strive to distribute repayment dates by efficiently mixing stable long-term capital with agile short-term capital.
- LTV level targets currently at 50-55%.

Bank formation

Lender	Amount (million yen)	Ratio
Sumitomo Mitsui Banking Corporation	31,230	30.3%
Bank of Tokyo-Mitsubishi UFJ	19,300	18.7%
Aozora Bank	9,650	9.4%
Mizuho Bank	7,650	7.4%
Risona Bank	7,600	7.4%
Development Bank of Japan	7,500	7.3%
Shinsei Bank	5,350	5.2%
Sumitomo Mitsui Trust Bank	4,450	4.3%
Mizuho Trust & Banking	4,400	4.3%
Mitsubishi UFJ Trust and Banking Corporation	4,000	3.9%
Sompo Japan Nipponkoa Insurance	1,000	1.0%
Nippon Life Insurance Company	500	0.5%
Bank of Fukuoka	500	0.5%

Diversification of repayment terms (Note 1)



(million yen)
15,000
10,000
5,000
0
KDR
JSL
Investment corporation bonds (KDR)
4500
2,630
11,000
1,500
1,500
6000
3,600
2,350
1000
7,650
4500
7,500
2,750
4,500
4,300
5,500
5,650
5,500
7,000
4,500
1000
4,500
6,200
1000
2018.7
2019.1
2019.7
2020.1
2020.7
2021.1
2021.7
2022.1
2022.7
2023.1
2023.7
2024.1
2024.7
2025.1
2025.7
2026.1
2026.7
2027.1
2027.7
2028.1
2028.7
2029.1

Note 1: Based on borrowings as of November 10, 2017.
Note 2: LTV of New KDR was calculated by dividing the total amount of interest-bearing as of the Merger effective date by total assets. The total assets as of the Merger effective date was calculated by including 3,283 million yen of negative goodwill that is expected to arise on the basis of the investment unit price as of October 31, 2017.

22

Negative Goodwill

Occurrence of "negative goodwill"



Surviving investment corporation
B/S before Merger (book value)
Assets
Liabilities
Net assets
Assets
Liabilities
Net assets
Dissolving investment corporation
B/S before Merger (book value)
Assets
Liabilities
Net assets
Market valuation of B/S of absorbed investment corporation
Assets (market valuation)
Liabilities (market valuation)
Amount equivalent to negative goodwill
Merger consideration (Note)
If Merger consideration is smaller than balance between assets (market valuation) and liabilities (market valuation), "negative goodwill" will occur.
⇒ Expected amount: approximately 3,283 million yen
Surviving investment corporation
B/S after Merger (book value)
Assets
Liabilities
Net assets (including an amount equivalent to negative goodwill)

Reserve and reversal of "negative goodwill"

Reserve: Most of negative goodwill (an amount necessary to satisfy the distribution requirement of 90% and over) that is not applied to distributions at the time of the Merger will be reserved as "reserve for temporary difference adjustment" governed by the Ordinance on Accountings of investment corporations.
Reversal: As long as a balance remains in the reserve, 1% or more thereof, which is equal to an amount of the initial reserve averaged out in 50 years (100 terms), will be reversed every term and applied to distributions.

How to use "negative goodwill"

In addition to the reversal above, New KDR will use "negative goodwill" in the cases below.

- **Merger expense**
- **Loss on sales of property, impairment loss on asset, loss on retirement on large-scale repairs, etc.**
- **Dilution of distributions per unit due to flexible interim capital increase**
- **Extraordinary loss such as loss on disaster**

Note: "Merger consideration" will be calculated by multiplying the number of investment units (84,750 units) of the surviving investment corporation to be allocated to unitholders of the dissolving investment corporation by the price of investment unit as of the Merger effective date. "Expected amount" of negative goodwill is an estimate based on the price of investment unit as of October 31, 2017.

23

Management Fee Structure of New Investment Corporation (New KDR)

Asset management fee structure (before Merger)

KDR

Management fee I	Management fee II
Total assets × 0.3%	Distributable management fee II before deductions × 5.0%
Acquisition fee	**Assignment fee**
Acquisition price × 1.0%	Assignment price × 0.5%

JSL

Management fee I	Management fee II
Total assets × 0.45%	NOI × management fee II DPU before deductions × 0.001%
Acquisition fee	**Assignment fee**
Acquisition price × 1.0% (0.5%) (Note 1)	Assignment price × 1.0%

Asset management fee structure (after Merger)

New KDR (March 2018)

Management fee I	Management fee II
Total assets × 0.3%	Distributable management fee II before deductions × 5.0%

Acquisition fee	Assignment fee	Merger fee (Note 2)
Acquisition price × 1.0%	Assignment price × 0.5%	Expected price of succession × 1.0%

Note 1: The figure in parentheses shows the rate in case of acquisition of a real property, etc. or real estate-backed security from or to an interested person.
Note 2: The introduction of merger fees to New KDR will be resolved at the unitholders' meeting to be held on January 25, 2018. The cap rate for merger fees is 1.0%.

24

 Appendix

 Correlation between Asset Size and Distribution Yield inＪ-REIT  New KDR will strive to clear the valuation gap by expanding asset size and aggregate market price through merger.    Asset size and distribution yield    KDR  KDR    New KDR  New KDR    KDR positioning (Note )  Distribution yield  Distribution yield  Market cap and distribution yield  Asset size　200 billion yen  Market cap 　120 billion yen  Asset size  (bl yen)  Market cap   (bl yen)    Expansion of asset size and Market Cap  Improvement of stability and liquidity  Reduction of funding costs  Higher credit ratingIncorporation into global index        Positive growth spiral  Note: “Asset size” and “Distribution yield” show figures as of October 31, 2017, based on information disclosed by Nippon Accommodations Fund, Advance Residence Investment Corporation, Kenedix Residential Investment Corporation, Comforia Residential Investment Corporation, Samty Residential Investment Corporation, Sekisui House Residential Investment Corporation, Starts Proceed Investment Corporation and Japan Rental Housing Investments, Inc. (in the order of securities codes). The curve shows a logarithmic trendline.  100  200  300  400  500  100  200  300  400

Stable Cash Flow of Healthcare Facilities

New KDR will strive to secure stable cash flow with long-term fixed rent lease agreements

- New KDR will strive to stabilize profit and efficiently manage portfolios through appropriate monitoring based on strong trust relationships with operators.
- Lease agreements are of a long-term and fixed-rent type, which are not impacted by occupancy rate or incomes and expenditures of the facilities, and are ideal for securing stable cash flow.

Continuous monitoring by asset management company



Residents
Municipality, etc.
Lump-sum payment upon admission
Monthly charge
Nursing care compensation
Operator
Fixed rent
Long-term lease agreement
Investment corporation

Portfolio data of JSL (As of August. 31, 2017)

(Remaining years in lease agreement term)



5≥10 years
6.2%
>5 years
8.9%
20 years≤
24.9%
Average
16.2 years
10≥15 years
36.5%
15≥20 years
23.5%

(Fixed rent ratio)



Fixed rent
100%

(Occupancy rate)



Occupancy rate
100%

(Operator diversification)



Sawayata Club
3.4%
Excellent Care System
2.7%
Community Net
4.2%
Benesse Style Care
4.2%
Silver Town
4.9%
SOMPO Care Next
6.8%
Note Welfare Center
8.2%
Hasegawa Care Service(Note2)
12.9%
NM Life
13.1%
Nichii Care Palace
15.2%
Activa
24.8%
11
companies

Note 1: "Remaining years in lease agreement term," "Fixed rent ratio," "Occupancy rate" and "Operator diversification" were calculated based on the acquisition prices of JSL.
Note 2: Company name was changed to HITOWA Care Service Co., Ltd as of November 1, 2017

27

ORE (Operator Real Estate) Strategy in Investment and Management of Healthcare Facilities

New KDR will strive to maximize unitholder value through management which values a relationship of trust with operators and support from Sponsor, etc.

Roles of JSL	Roles of JSLP	Roles of Sponsor and Support Providers
• Own stable facilities over the long term • Expand asset size and stabilize portfolios • Maximize unitholder value	• Establish relationships of trust with operators • Understand management status through monitoring • Maintain facilities through appropriate management	• Collect information through diverse networks • Provide warehousing functions • Support new development deals

Utilize strengths of JSL, JSLP and Sponsor, etc.

1	**Establish relationships of trust with operators, based on mutual understanding**	• Establishment of relationships of trust, based on mutual understanding of management philosophy • Appropriate monitoring, considering business characteristics of healthcare facilities
2	**Promote supply of healthcare facilities by sharing growth strategies**	• Correspondence between information from diverse networks and operator needs • Flexible acquisition of new development deals, etc. by utilizing warehousing functions
3	**Implement activities to maintain and improve earning power**	• Maintenance and improvement of asset value with appropriate repair and renovation work • Security of opportunities for internal growth with added-value work • Establishment of environment assisting safety and security of residents and users

"ORE Strategy" is a JSL strategy under which the asset management company and operators mutually understand operators' management philosophies, business/facility management status, etc., the investment philosophy, management policy, etc. of the investment corporation in order to establish relationships of trust and to efficiently carry out repair/renovation work for portfolio assets so as to increase asset value, and under which JSL facilitates the acquisition of new properties for the investment corporation in cooperation with operators. This strategy will continued under New KDR as a strength in investment and management.

28

Structure after Merger

Provider of Property support-Line Trademark Licenser

KENEDIX

Kenedix, Inc.

Support-Line Memorandum / Trademark License Agreement

Asset Management Company

KENEDIX

Real Estate Fund Management, Inc.

Asset Management Agreement

Support Agreement

Support Companies

Jukyo Holdings
Shinsei Bank
Mitsubishi UFJ Trust and Banking Corporation
HASEKO Corporation
LIXIL Group

New KDR

KENEDIX

Residential NEXT Investment Corporation

General Meeting of Unitholders

Board of Directors

Executive Director : Keisuke Sato
Katsue Okuda

Supervisory Director : Osamu Chiba
Satoshi Ogawa
Soichiro Iwao

Accounting Auditor

Ernst & Young ShinNihon LLC

Administrative Agency agreement / Asset Custodian Agreement

Administrative Agent for Accounting Business Asset Custodian

Mizuho Trust & Banking Co., Ltd.

Unitholder Register Administrative Agency Agreement

Administrator for Unitholder's Register

Sumitomo Mitsui Trust Bank, Limited

Fiscal Agency Agreement

Administrative Agent for Investment Corporation Bonds

Sumitomo Mitsui Trust Bank, Limited

29

Portfolios of New Investment Corporation (New KDR) (1)

	Property	Address	Acquisition price (million yen)(Note 1)	Expected investment ratio (Note 2)
KDR	KDX Daikanyama Residence	Shibuya-ku, Tokyo	4,700	2.4%
	KDX Odemma Residence	Chuo-ku, Tokyo	1,775	0.9%
	KDX Iwamoto-cho Residence	Chiyoda-ku, Tokyo	822	0.4%
	KDX Bunkyo Sengoku Residence	Bunkyo-ku, Tokyo	1,488	0.8%
	KDX Azumabashi Residence	Sumida-ku, Tokyo	650	0.3%
	KDX Shimura Sakaue Residence	Itabashi-ku, Tokyo	2,830	1.5%
	Cosmo Heim Motosumiyoshi	Kawasaki-shi, Kanagawa	1,750	0.9%
	KDX Musashi Nakahara Residence	Kawasaki-shi, Kanagawa	637	0.3%
	KDX Chiba Chuo Residence	Chiba-shi, Chiba	1,480	0.8%
	KDX Kawaguchi Saiwai-cho Residence	Kawaguchi-shi, Saitama	1,150	0.6%
	KDX Residence Shirokane I	Minato-ku, Tokyo	3,000	1.6%
	KDX Residence Shirokane II	Minato-ku, Tokyo	2,800	1.4%
	KDX Residence Minami-aoyama	Minato-ku, Tokyo	2,230	1.2%
	KDX Residence Minami-azabu	Minato-ku, Tokyo	2,080	1.1%
	KDX Residence Shiba Koen	Minato-ku, Tokyo	1,781	0.9%
	KDX Residence Azabu East	Minato-ku, Tokyo	1,560	0.8%
	KDX Residence Takanawa	Minato-ku, Tokyo	770	0.4%
	KDX Residence Nishihara	Shibuya-ku, Tokyo	1,450	0.8%
	KDX Residence Daikanyama II	Shibuya-ku, Tokyo	730	0.4%
	KDX Residence Sendagaya	Shibuya-ku, Tokyo	650	0.3%
	KDX Residence Nihonbashi Suitengu	Chuo-ku, Tokyo	3,240	1.7%
	KDX Residence Nihonbashi Hakozaki	Chuo-ku, Tokyo	1,147	0.6%
	KDX Residence Higashi-shinjuku	Shinjuku-ku, Tokyo	3,270	1.7%
	KDX Residence Yotsuya	Shinjuku-ku, Tokyo	2,260	1.2%
	KDX Residence Nishi-shinjuku	Shinjuku-ku, Tokyo	1,000	0.5%

	Property	Address	Acquisition price (million yen)(Note 1)	Expected investment ratio (Note 2)
KDR	KDX Residence Kagurazaka	Shinjuku-ku, Tokyo	720	0.4%
	KDX Residence Futako Tamagawa	Setagaya-ku, Tokyo	1,250	0.6%
	KDX Residence Komazawa Koen	Setagaya-ku, Tokyo	920	0.5%
	KDX Residence Misyuku	Setagaya-ku, Tokyo	760	0.4%
	KDX Residence Yoga	Setagaya-ku, Tokyo	700	0.4%
	KDX Residence Shimouma	Setagaya-ku, Tokyo	600	0.3%
	Raffine Minami-magome	Ota-ku, Tokyo	1,250	0.6%
	KDX Residence Yukigaya Otsuka	Ota-ku, Tokyo	1,050	0.5%
	KDX Residence Denen Chofu	Ota-ku, Tokyo	1,000	0.5%
	KDX Residence Tamagawa	Ota-ku, Tokyo	776	0.4%
	KDX Residence Monzennakacho	Koto-ku, Tokyo	773	0.4%
	KDX Residence Okachimachi	Taito-ku, Tokyo	850	0.4%
	KDX Residence Moto-asakusa	Taito-ku, Tokyo	800	0.4%
	KDX Residence Itabashi Honcho	Itabashi-ku, Tokyo	620	0.3%
	KDX Residence Azusawa	Itabashi-ku, Tokyo	550	0.3%
	KDX Residence Tobu Nerima	Nerima-ku, Tokyo	420	0.2%
	KDX Residence Yokohama Kannai	Yokohama-shi, Kanagawa	800	0.4%
	KDX Residence Miyamaedaira	Kawasaki-shi, Kanagawa	999	0.5%
	KDX Residence Machida	Sagamihara-shi, Kanagawa	1,800	0.9%
	KDX Residence Kinshicho	Sumida-ku, Tokyo	1,350	0.7%
	KDX Residence Nihombashi Hamacho	Chuo-ku, Tokyo	996	0.5%
	KDX Residence Nihombashi Ningyocho	Chuo-ku, Tokyo	530	0.3%
	KDX Residence Jiyugaoka	Meguro-ku, Tokyo	1,268	0.7%
	KDX Residence Togoshi	Shinagawa-ku, Tokyo	3,745	1.9%
	KDX Residence Shinagawa Seaside	Shinagawa-ku, Tokyo	2,593	1.3%

Note 1: Acquisition price with respect to properties owned by KDR are acquisition price and acquisition price with respect to JSL properties is price at which New KDR expected to succeed to such properties as of November 10, 2017; such price may be different from actual price of succession by New KDR. Price in the tables rounded off for figures of less than 1 million yen.
Note 2: "Expected investment ratio" shows the acquisition price of each asset as a percentage of total expected acquisition price, rounded to the first decimal place.

30

Portfolios of New Investment Corporation (New KDR) (2)

	Property	Address	Acquisition price (million yen) (Note 1)	Expected investment ratio (Note 2)
KDR	KDX Residence Ojima	Koto-ku, Tokyo	1,857	1.0%
	KDX Residence Oyama	Itabashi-ku, Tokyo	2,679	1.4%
	KDX Residence Hanzomon	Chiyoda-ku, Tokyo	4,832	2.5%
	B-Site Akihabara	Chiyoda-ku, Tokyo	850	0.4%
	Bureau Kagurazaka	Shinjuku-ku, Tokyo	1,360	0.7%
	KDX Residence Sendagi	Bunkyo-ku, Tokyo	2,200	1.1%
	KDX Residence Seijo	Setagaya-ku, Tokyo	1,400	0.7%
	KDX Residence Akihabara	Taito-ku, Tokyo	1,250	0.6%
	KDX Residence Iriya	Taito-ku, Tokyo	1,062	0.5%
	KDX Residence Tachikawa	Tachikawa-shi, Tokyo	3,026	1.6%
	KDX Residence Tsurumi	Yokohama-shi, Kanagawa	1,050	0.5%
	KDX Residence Morishita Chitose	Sumida-ku, Tokyo	1,100	0.6%
	KDX Residence Akasaka	Minato-ku, Tokyo	1,150	0.6%
	KDX Residence Kanda	Chiyoda-ku, Tokyo	700	0.4%
	KDX Residence Ebisu	Shibuya-ku, Tokyo	2,845	1.5%
	KDX Residence Nishi-magome	Ota-ku, Tokyo	1,130	0.6%
	KDX Residence Nishi-azabu	Minato-ku, Tokyo	1,224	0.6%
	KDX Residence Azabu Sendaizaka	Minato-ku, Tokyo	792	0.4%
	KDX Residence Waseda Tsurumaki	Shinjuku-ku, Tokyo	561	0.3%
	KDX Residence Bunkyo Yushima	Bunkyo-ku, Tokyo	695	0.4%
	KDX Residence Kamishakujii	Nerima-ku, Tokyo	648	0.3%
	KDX Residence Shin-otsuka	Toshima-ku, Tokyo	764	0.4%
	KDX Residence Sakurajosui	Suginami-ku, Tokyo	894	0.5%
	KDX Residence Ryougoku	Sumida-ku, Tokyo	842	0.4%
	KDX Residence Toyosu	Koto-ku, Tokyo	7,500	3.9%

	Property	Address	Acquisition price (million yen) (Note 1)	Expected investment ratio (Note 2)
KDR	KDX JozenjiDori Residence	Sendai-shi, Miyagi	1,015	0.5%
	KDX Izumi Residence	Nagoya-shi, Aichi	1,120	0.6%
	KDX Chihaya Residence	Nagoya-shi, Aichi	1,080	0.6%
	KDX Sakaisuji Hommachi Residence	Osaka-shi, Osaka	2,910	1.5%
	KDX Shimmachi Residence	Osaka-shi, Osaka	1,015	0.5%
	KDX Takarazuka Residence	Takarazuka-shi, Hyogo	1,510	0.8%
	KDX Shimizu Residence	Fukuoka-shi, Fukuoka	1,680	0.9%
	KDX Residence Odori Koen	Sapporo-shi, Hokkaido	765	0.4%
	KDX Residence Kikusui Yojo	Sapporo-shi, Hokkaido	830	0.4%
	KDX Residence Toyohira Koen	Sapporo-shi, Hokkaido	445	0.2%
	KDX Residence Ichiban-cho	Sendai-shi, Miyagi	530	0.3%
	KDX Residence Kotodai	Sendai-shi, Miyagi	520	0.3%
	KDX Residence Izumi Chuo	Sendai-shi, Miyagi	480	0.2%
	KDX Residence Higashi-sakura I	Nagoya-shi, Aichi	2,350	1.2%
	KDX Residence Higashi-sakura II	Nagoya-shi, Aichi	900	0.5%
	KDX Residence Jingumae	Nagoya-shi, Aichi	840	0.4%
	KDX Residence Nishi-oji	Kyoto-shi, Kyoto	813	0.4%
	KDX Residence Saiin	Kyoto-shi, Kyoto	440	0.2%
	KDX Residence Namba	Osaka-shi, Osaka	1,410	0.7%
	KDX Residence Namba-minami	Osaka-shi, Osaka	1,350	0.7%
	KDX Residence Shin-osaka	Osaka-shi, Osaka	510	0.3%
	KDX Residence Ibaraki I・II	Ibaraki-shi, Osaka	1,275	0.7%
	KDX Residence Toyonaka-minami	Toyonaka-shi, Osaka	740	0.4%
	KDX Residence Moriguchi	Moriguchi-shi, Osaka	551	0.3%
	KDX Residence Sannomiya	Kobe-shi, Hyogo	1,080	0.6%

Note 1: Acquisition price with respect to properties owned by KDR are acquisition price and acquisition price with respect to JSL properties is price at which New KDR expected to succeed to such properties as of November 10, 2017; such price may be different from actual price of succession by New KDR. Price in the tables rounded off for figures of less than 1 million yen.
Note 2: "Expected investment ratio" shows the acquisition price of each asset as a percentage of total expected acquisition price, rounded to the first decimal place.

31

Portfolios of New Investment Corporation (New KDR) (3)

	Property	Address	Acquisition price (million yen)(Note 1)	Expected investment ratio (Note 2)
KDR	Ashiya Royal Homes	Ashiya-shi, Hyogo	1,360	0.7%
	KDX Residence Funairi Saiwai-cho	Hiroshima-shi, Hiroshima	588	0.3%
	KDX Residence Tenjin-higashi II	Fukuoka-shi, Fukuoka	680	0.4%
	KDX Residence Nishi Koen	Fukuoka-shi, Fukuoka	763	0.4%
	KDX Residence Hirao Josui-machi	Fukuoka-shi, Fukuoka	760	0.4%
	Melody Heim Gotenyama	Hirakata-shi, Osaka	400	0.2%
	Leopalace Flat Shin-sakae	Nagoya-shi, Aichi	3,500	1.8%
	KDX Residence Koman Yamate	Kobe-shi, Hyogo	973	0.5%
	KDX Residence Hommachibashi	Osaka-shi, Osaka	3,201	1.7%
	KDX Residence Minami-kusatsu	Kusatsu-shi, Shiga	1,974	1.0%
	KDX Residence Ohori Harbor View Tower	Fukuoka-shi, Fukuoka	4,606	2.4%
	KDX Residence Minami-sanjo	Sapporo-shi, Hokkaido	915	0.5%
	Serenite Kita-kyuhoji	Osaka-shi, Osaka	1,290	0.7%
	Serenite Nishinomiya Hommachi	Nishinomiya-shi, Hyogo	617	0.3%
	KDX Residence Nishijin	Fukuoka-shi, Fukuoka	1,600	0.8%
	Subtotal		164,169	85.0%

	Property	Address	Acquisition price (million yen)(Note 1)	Expected investment ratio (Note 2)
JSL	Joy Stage Hachioji	Hachioji-shi, Tokyo	3,710	1.9%
	Nichii Home Tama Plaza	Kawasaki-shi, Kanagawa	2,830	1.5%
	Nichii Home Nakano-Minamidai	Nakano-ku, Tokyo	1,780	0.9%
	Yuimaru Hijirigaoka	Tama-shi, Tokyo	1,120	0.6%
	Irise Kamata/Yuseien	Ota-ku, Tokyo	1,120	0.6%
	Activa Biwa	Otsu-shi, Shiga	6,580	3.4%
	SOMPO Care LAVIERE Kobe Tarumi	Kobe-shi, Hyogo	2,110	1.1%
	Granda Mondo Yakujin	Nishinomiya-shi, Hyogo	1,190	0.6%
	Excellent Nishinomiya	Nishinomiya-shi, Hyogo	973	0.5%
	Ten	Sapporo-shi, Hokkaido	2,650	1.4%
	Irise Nishioka	Sapporo-shi, Hokkaido	853	0.4%
	Sawayaka Sakura Nibankan	Akita-shi, Akita	989	0.5%
	Alpha Eniwa Station West Exit Redevelopment Building	Eniwa-shi, Hokkaido	1,660	0.9%
	Gran Hills Ogawarako	Kamikita-gun, Aomori	1,380	0.7%
	Subtotal		28,945	15.0%
	Total		**193,114**	**100.0%**

Note 1: Acquisition price with respect to properties owned by KDR are acquisition price and acquisition price with respect to JSL properties is price at which New KDR expected to succeed to such properties as of November 10, 2017; such price may be different from actual price of succession by New KDR. Price in the tables rounded off for figures of less than 1 million yen.
Note 2: "Expected investment ratio" shows the acquisition price of each asset as a percentage of total expected acquisition price, rounded to the first decimal place.

32

Overview of Each Investment Corporation    KDR  JSL  Investment corporation  Kenedix Residential Investment Corporation  Japan Senior Living Investment Corporation  Representative (Executive Director)  Keisuke Sato  Katsue Okuda  Supervisory Director  Osamu Chiba / Satoshi Ogawa  Soichiro Iwao / Koji Kotaka  Securities code  3278  3460  Listed  April 26, 2012  July 29, 2015  Fiscal period  January / July  February / August  Number of issued investment units (Note )  349,089 units  84,750 units  Total equity(Note )  80,132 million yen  15,531 million yen  Asset management company(representative)  Kenedix Real Estate Fund Management, Inc.(Masahiko Tajima, President & CEO)  Japan Senior Living Partners, Inc. (Takashi Fujimura, CEO & President)  Custodian and general administrators  Mizuho Trust & Banking Co., Ltd  Mitsubishi UFJ Trust and Banking Corporation  Transfer Agent  Sumitomo Mitsui Trust Bank, Limited    Bonds Fiscal Agent  Sumitomo Mitsui Trust Bank, Limited  -  Note: The figures as of November 10, 2017. Total equity is rounded down to the nearest 100 million.

 Disclaimer  Notes regarding this document This document contains forward-looking statements including forecasts, prospects, targets, and plans. These statements are based on certain assumptions about information unavailable at the time of preparation of this document and uncertain factors that may affect future performance, and therefore there is no guarantee that those statements will be realized, and actual results may differ significantly from those statements. Opinions, prospects, estimates and the like set forth in this document are merely opinions, judgments, etc. of the KDR, JSL, KFM and JSLP formed on the basis of information available at the time this document was prepared, and therefore contain risks and uncertainties.Information provided in this document does not guarantee the accuracy, integrity, appropriateness, validity, etc. of its contents. No warranty is mad that the information included in this document will always be up-to-date. The contents of this document may be changed without any notice. This document was not prepared for the purpose of soliciting investment. Users are responsible for making decisions on investment, based on their own responsibility and judgment.  To unitholders in the United States: This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers may be residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.